

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

Commission file number: 0-25923

Eagle Bancorp, Inc
(Exact Name of Registrant as Specified in its Charter)

Maryland	52-2061461
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7815 Woodmont Avenue, Bethesda, Maryland 20814
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including area code: (301) 986-1800

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock $.01 par value

Indicate by check mark whether the registrant; (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports; and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether this registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☒

The aggregate market value of the outstanding Common Stock held by nonaffiliates as of June 30, 2003 was approximately $38,873,970.

As of March 26, 2004, the number of outstanding shares of the Common Stock, $.01 par value, of Eagle Bancorp, Inc. was 5,401,267.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for the Annual Meeting of Shareholders, to be held on May 17, 2004 are incorporated by reference in part III hereof.

Form 10-K Cross Reference of Material Incorporated by Reference

The following shows the location in this Annual Report on Form 10-K or the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 17, 2004, of the information required to be disclosed by the United States Securities and Exchange Commission Form 10-K. References to pages only are to pages in this report.

PART I Item 1. **Business.** See "Business" at Pages 46 through 55.

Item 2. **Properties.** See "Properties" at Page 55.

Item 3. **Legal Proceedings.** From time to time the Company is a participant in various legal proceedings incidental to its business. In the opinion of management, the liabilities (if any) resulting from such legal proceeding will not have a material effect on the financial position of the Company.

Item 4. **Submission of Matters to a Vote of Security Holders.** No matter was submitted to a vote of the security holders of the Company during the fourth quarter of 2003.

PART II Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities.** See "Market Price of Stock and Dividends" at Page 23.

Item 6. **Selected Financial Data.** See "Summary of Financial Information" at Page 3.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operation.** See "Management's Discussion and Analysis of Financial Condition and Results of Operation" at Pages 4 through 23.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk.** See "Interest Rate Risk Management – Asset/Liability Management and Quantitative and Qualitative Disclosure About Market Risk" at Page 20.

Item 8. **Financial Statements and Supplementary Data.** See Consolidated Financial Statements and Notes thereto at Pages 25 through 45.

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.** None.

Item 9A. **Controls and Procedures.** See "Controls and Procedures" at Page 56.

PART III Item 10. **Directors and Executive Officers of the Registrant.** The information required by this Item is incorporated by reference to, the material appearing under the captions "Election of Directors"; "Executive Officers who are Not Directors"; and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Proxy Statement. The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer. A copy of the code of ethics will be provided to any person, without charge, upon written request directed to Michele Midlo, Corporate Secretary, Eagle Bancorp, Inc., 7815 Woodmont Avenue, Bethesda, Maryland 20814.

Item 11. **Executive Compensation.** The information required by this Item is incorporated by reference to the material appearing under the captions "Election of Directors – Director's Compensation"; "- Executive Compensation" and "- Report of the Compensation Committee" and "Stock Performance Comparison" in the Proxy Statement.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.** The information required by this Item is incorporated by reference to the material appearing under the captions "Voting Securities and Principal Shareholders" and "Election of Directors – Executive Compensation - Securities Authorized for Issuance Under Equity Compensation Plans" in the Proxy Statement.

Item 13. **Certain Relationships and Related Transactions.** The information required by this Item is incorporated by reference to, the material appearing under the caption "Election of Directors - Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. **Principal Accounting Fees and Services.** The information required by this Item is incorporated by reference to, the material appearing under the caption "Independent Public Accountants – Fees Paid to Independent Accounting Firm" in the Proxy Statement.

PART IV Item 15. **Exhibits, Financial Statement Schedules, and Reports on Form 8-K.** See "Financial Statements, Exhibits and Reports on Form 8-K" at Page 56.

Summary of Financial Information

The following table shows selected historical consolidated financial data for the Company. You should read it together with the Company's audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)				
Selected Balances – At Period End					
Total assets	$ 442,997	$ 347,829	$ 236,833	$ 164,082	$ 113,218
Total stockholders' equity	53,012	20,028	17,132	15,522	13,675
Total loans (net)	313,853	234,094	180,145	116,576	63,276
Total deposits	335,514	278,434	195,688	135,857	90,991
Summary Results of Operations					
Interest income	$ 18,404	$ 16,661	$ 14,121	$ 10,501	$ 5,170
Interest expense	3,953	5,170	5,998	4,549	2,022
Net interest income	14,451	11,491	8,123	5,952	3,148
Provision for credit losses	1,175	843	979	581	424
Net interest income after provision for credit losses	13,275	10,648	7,144	5,371	2,724
Noninterest income	2,936	2,160	1,324	351	211
Noninterest expense	11,094	8,583	6,445	4,664	3,786
Income (loss) before taxes	5,118	4,225	2,023	1,058	(851)
Income tax expense (benefit)	1,903	1,558	269	-	-
Net income (loss)	$ 3,215	$ 2,667	$ 1,754	$ 1,058	$ (851)
Per Share Data (1)					
Net income (loss), basic	$ 0.82	$ 0.92	$ 0.61	$ 0.36	$ (0.29)
Net income (loss), diluted	0.77	0.86	0.58	0.36	(0.29)
Book value	9.89	6.91	5.92	5.38	4.74
Growth and Significant Ratios					
% Change in net income	20.55 %	52.05 %	65.78 %	N/M %	N/M %
% Change in assets	27.36 %	46.87 %	44.34 %	44.92 %	117.56 %
% Change in net loans	34.07 %	29.95 %	54.53 %	84.23 %	216.63 %
% Change in deposits	20.50 %	42.22 %	44.04 %	49.03 %	162.74 %
Return on average assets	0.86 %	0.91 %	0.88 %	0.78 %	-1.07 %
Return on average equity	9.45 %	14.51 %	10.56 %	7.41 %	-5.91 %
Average equity to average assets	9.05 %	6.28 %	8.36 %	10.40 %	18.22 %
Efficiency ratio (2)	63.34 %	62.67 %	68.22 %	74.00 %	112.71 %

(1) Presented giving retroactive effect to the five for four stock split in the form of a 25% stock dividend paid on March 31, 2000, and a seven for five stock split in the form of a 40% stock dividend paid on June 15, 2001.

(2) Computed by dividing noninterest expense by the sum of net interest income and noninterest income on a tax equivalent basis. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations, financial condition, liquidity, and capital resources of Eagle Bancorp, Inc. (the "Company") and its subsidiaries, EagleBank (the "Bank") and Bethesda Leasing, LLC ("Bethesda Leasing"). This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, appearing elsewhere in this report.

This report contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward looking statements can be identified by use of such words as "may", "will", "anticipate", "believes", "expects", "plans", "estimates", "potential", "continue", "should", and similar words or phases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements.

GENERAL

Eagle Bancorp, Inc. is a growing, one-bank holding company headquartered in Bethesda, Maryland. We provide general commercial and consumer banking services through our wholly owned banking subsidiary EagleBank, a Maryland chartered bank which is a member of the Federal Reserve System. We were organized in October 1997 to be the holding company for the Bank. The Bank was organized as an independent, community oriented, full-service alternative to the super regional financial institutions, which dominate our primary market area. The cornerstone of our philosophy is to provide superior, personalized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with and addressing customer needs in a proactive, personalized fashion. The Bank has six offices serving the southern portion of Montgomery County and one office in the District of Columbia. On December 15, 2003, the Bank opened its sixth office in Montgomery County on Rockville Pike. However, the Bank has announced that it will close one Montgomery County office, the Sligo Office located at 850 Sligo Avenue, Silver Spring, MD, in June 2004. After thorough consideration, management and the board of directors decided to close the office rather than exercise an option to renew option in the lease available in June. The decision was made because the office had failed to reach initial growth and profit expectations and an analysis of the office's potential, in its existing location, did not provide indications that the office would improve its performance in the foreseeable future. Silver Spring will continue to be served by the original Silver Spring Office, which is located only a few blocks from the Sligo Office, and for this reason, the loss of business, in particular deposits, is expected to be minimal. The Bank has entered into a lease and begun improvements for an office in the Dupont Circle area of the District of Columbia and expects to open this office in April of 2004. In February 2004, the Company executed a lease for a new office to be opened in 2006 in Friendship Heights, Montgomery County, Maryland, on the District of Columbia line.

The Company offers full commercial banking services to our business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. We emphasize providing commercial banking services to sole proprietors, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near our primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community we serve. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, equipment leasing, residential mortgages and consumer loans and cash management services. We have developed significant expertise and commitment as an SBA lender, have been designated a Preferred Lender by the Small Business Administration (SBA), and are one of the largest SBA lenders, in dollar volume, in the Washington Metropolitan area.

In June 2003, the Company formed a second wholly owned subsidiary, Bethesda Leasing. Bethesda Leasing was formed for the purpose of acquiring an impaired loan from the Bank in order to effect more efficient administration and collection procedures.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability must be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The allowance for credit losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two principles of accounting: (a) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and are estimable and (b) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the contractual terms of the loan. The loss, if any, is determined by the difference between the loan balance and the value of collateral, the present value of expected future cash flows, or values observable in the secondary markets.

Three basic components comprise our allowance for credit losses: a specific allowance, a formula allowance and a nonspecific allowance. Each component is determined based on estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance to loans identified as impaired. An impaired loan may show deficiencies in the borrower's overall financial condition, payment record, support available from financial guarantors and/or the fair market value of collateral. When a loan is identified as impaired a specific reserve is established based on the Company's assessment of the loss that may be associated with the individual loan. The formula allowance is used to estimate the loss on internally risk rated loans, exclusive of those identified as impaired. Loans identified as special mention, substandard, doubtful and loss, as well as impaired, are segregated from performing loans. Remaining loans are then grouped by type (commercial, commercial real estate, construction, home equity or consumer). Each loan type is assigned an allowance factor based on management's estimate of the risk, complexity and size of individual loans within a particular category. Classified loans are assigned higher allowance factors than non-rated loans due to management's concerns regarding collectibility or management's knowledge of particular elements regarding the borrower. Allowance factors grow with the worsening of the internal risk rating. The nonspecific formula is used to estimate the loss of non-classified loans stemming from more global factors such as delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of loan review system and the effect of external factors such as competition and regulatory requirements. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for credit losses, including in connection with the valuation of collateral, a borrower's prospects of repayment, and in establishing allowance factors on the formula allowance and nonspecific allowance components of the allowance. The establishment of allowance factors is a continuing exercise, based on management's continuing assessment of the global factors discussed above and their impact on the portfolio, and allowance factors may change from period to period, resulting in an increase or decrease in the amount of the provision or allowance, based upon the same volume and classification of loans. Changes in allowance factors will have a direct impact on the amount of the provision, and a related, after tax effect on net income. Errors in management's perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs. For additional information regarding the allowance for credit losses, refer to Notes 1 and 4 to the Consolidated Financial Statements and the discussion under the caption "Allowance for Credit Losses" below.

RESULTS OF OPERATIONS

The Company reported net income of $3.22 million for the year ended December 31, 2003, as compared to income of $2.67 million for the year ended December 31, 2002 and income of $1.76 million for the year ended December 31, 2001. Income per basic share was $0.82 for the year ended December 31, 2003, as compared to $0.92 for 2002 and $0.61 for 2001. Income per diluted share was $0.77 for 2003, $0.86 for 2002 and $0.58 for 2001. The Company had a return on average assets of 0.86% and return on average equity of 9.45% in 2003, as compared to returns on average assets and average equity of 0.91% and 14.51%, respectively in 2002 and 0.88% and 10.56% in 2001. The Company recorded an income tax expense of $1.90 million for 2003, compared to $1.56 million for 2002, the first full year for which it recognized tax expense. During 2001, the Company recorded $269 thousand in income tax expense. The Company did not incur any income tax expense prior to the third quarter of 2001.

During 2003, the Company recorded a provision for credit losses in the amount of $ 1.18 million. At December 31, 2003, the allowance for credit losses was $3.68 million, as compared to $2.77 million at December 31, 2002. The Company had net charge-offs of $261 thousand in 2003, less than 0.10% of average loans.

In August 2003, the Company completed a successful stock offering, resulting in a $30 million increase in capital. This increase in capital, increasing average assets and average equity for the year, contributed significantly to the decline in return on average assets from 0.91% in 2002 to 0.86% in 2003 and decline in return on average equity from 14.51% in 2002 to 9.45% in 2003. The net proceeds from the offering were invested in assets whose yields were lower than those experienced in prior years. This had the effect of reducing the return on average equity and average assets.

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income on earning assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investment securities. The cost of funds represents interest expense on deposits, customer repurchase agreements and other borrowings. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income. Net interest income in 2003 was $14.45 million compared to $11.49 million in 2002 and $8.12 million in 2001.

The table labeled "Average Balances, Interest Yields and Rates and Net Interest Margin" shows the average balances and rates of the various categories of the Company's assets and liabilities. Included in the table is a measurement of interest rate spread and margin. Interest spread is the difference between the rate earned on assets less the cost of funds expressed as a percentage. While spread provides a quick comparison of earnings rates versus cost of funds, management believes that margin provides a better measurement of performance. Margin includes the effect of noninterest bearing liabilities in its calculation and is net interest income expressed as a percentage of total earning assets. Interest spread increased in 2003 from 2002 by 2 basis points to 3.77% from 3.75%; however, margin decreased 2 basis points, 4.14% from 4.16%. The decrease in margin while the spread increased is attributable to changes in mix in both earning assets and interest bearing liabilities. While there was an increase of 26.36% in average earning assets there was only an increase of 25.76% in net interest income reflecting the decline in margin. Following the average balance tables is a rate/volume analysis table that demonstrates the significance of a much larger base of earning assets contributing to income while the interest margin declined.

The yield on earning assets decreased from 6.03% for the year ended December 31, 2002 to 5.27% for the year ended December 31, 2003, and the rates paid on interest bearing liabilities decreased from 2.28% for the year ended December 31, 2002 to 1.50% for the year ended December 31, 2003. The average yield on loans fell 71 basis points from 2002 to 2003, following a decline of 125 basis points from 2001 to 2002. These declines reflect the continued impact of the significant rate reductions effected by the Federal Reserve in 2001 and continued into 2002 and 2003 with the last rate reduction occurring in June 2003. The effect of the reductions in market rates continued through 2003, reflecting the lagging repricing of the fixed rate portion of the loan portfolio and the reduction of rates on new fixed rate loans. The investment portfolio yield declined by 106 basis points from 2002 to 2003 as the Bank maintained a portfolio of short term fixed rate securities and mortgage backed securities (MBS). The yield on MBS securities declined as mortgage refinancing accelerated, resulting in earlier repayment of mortgage backed securities, and reinvestment of the proceeds at lower current market rates. Further impacting the decline in the yield of the investment portfolio was the investment of proceeds from the stock offering in very short term investments while strategies were implemented for developing a diversified investment portfolio. The decline in yield from 2002 to 2003 followed a decline of 186 basis points from 2001 to 2002. The federal funds rate had fallen to 1.75% by the end of 2001 and for 2003 averaged 1.15%, 41 basis points less than the average yield of 1.56% for 2002 and 268 basis points less than the 2001 average yield of 3.83%. In order to keep the investment portfolio short for liquidity and expectations that rates would start to move upward, and to obtain better short term yields, the Bank invested $7.84 million in interest bearing deposits with other banks, yielding 2.29%, a relatively attractive rate given their short term nature and low risk, as compared to the rates offered on federal funds and U. S. Treasury bills. The decline in the yield on interest earning assets continues into 2004 following the Federal Reserve's June 2003 cut in the federal funds rate.

On the liability side, management aggressively reduced rates on deposit accounts. The reduction in the rate on total interest bearing liabilities from 2002 to 2003 was 78 basis points which compares to a reduction of 76 basis points in the yield on earning assets over the same period. This follows a reduction in the cost of funds of 168 basis points from 2001 to 2002.

It is anticipated that any further reductions in interest rates will have a significant adverse effect on earnings as rates paid on interest bearing liabilities, which are recently as low as 0.10% on NOW accounts, cannot continue to decline at the same rate as yields on loans and investments.

(dollars in thousands)	2003 Average Balance	2003 Interest	2003 Average Yield/Rate	2002 Average Balance	2002 Interest	2002 Average Yield/Rate
ASSETS:						
Interest earning assets:						
Interest bearing deposits with other banks	$ 7,843	180	2.29 %	$ 2,868	$ 77	2.67 %
Loans	266,811	16,355	6.13	210,303	14,379	6.84
Investment securities	69,086	1,807	2.62	57,983	2,124	3.68
Federal funds sold	5,417	62	1.15	5,166	81	1.56
Total interest earning assets	$ 349,157	18,404	5.27 %	$ 276,320	$ 16,661	6.03 %
Total noninterest earning assets	29,687			19,057		
Less: allowance for credit losses	3,042			2,456		
Total noninterest earning assets	26,645			16,601		
TOTAL ASSETS	$ 375,802			$ $292,921		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest bearing liabilities:						
NOW accounts	$ 38,820	$ 79	0.20 %	$ 30,886	$ 96	0.31 %
Savings and money market accounts	100,226	1,161	1.16	81,509	1,598	1.96
Certificates of deposit $100,000 or more	46,381	953	2.05	41,683	1,337	3.21
Other time deposits	35,407	906	2.56	36,902	1,301	3.70
Federal funds purchased and securities sold under agreement to repurchase	22,146	108	0.49	19,535	230	1.18
Short-term borrowings	7,979	266	3.33	4,670	177	3.79
Long-term borrowings	12,489	480	3.84	11,159	431	3.86
Total interest bearing liabilities	$ 263,448	$ 3,953	1.50 %	$ 226,344	$ 5,170	2.28 %
Noninterest bearing liabilities:						
Noninterest bearing demand deposits	72,119			46,930		
Other liabilities	6,207			1,266		
Total noninterest bearing liabilities	78,326			48,196		
Stockholders' equity	34,028			18,381		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 375,802			$ 292,921		
Net interest income		$ 14,451			$ 11,491	
Net interest spread			3.77 %			3.75 %
Net interest margin			4.14 %			4.16 %

Year Ended December 31,

(dollars in thousands)	Year ended December 31, 2001 Average Balance	Interest	Average Yield/Rate
ASSETS:			
Interest earning assets:			
Interest bearing deposits with other banks	$ 158	$ 9	6.00 %
Loans	149,056	12,054	8.09
Investment securities	32,530	1,803	5.54
Federal funds sold	6,657	255	3.83
Total interest earning assets	$ 188,401	$ 14,121	7.50 %
Total noninterest earning assets	11,886		
Less: allowance for credit losses	1,444		
Total noninterest earning assets	10,442		
TOTAL ASSETS	$ 198,843		
LIABILITIES AND STOCKHOLDERS' EQUITY			
Interest bearing liabilities:			
NOW accounts	$ 20,896	$ 232	1.11 %
Savings and money market accounts	54,211	1,843	3.40
Certificates of deposit $100,000 or more	35,791	2,006	5.61
Other time deposits	25,493	1,405	5.51
Federal funds purchased and securities sold under agreement to repurchase	13,057	409	3.13
Short-term borrowings	-	-	-
Long-term borrowings	2,155	103	4.78
Total interest bearing liabilities	$ 151,603	$ 5,998	3.96 %
Noninterest bearing liabilities:			
Noninterest bearing demand deposits	29,727		
Other liabilities	898		
Total noninterest bearing liabilities	30,625		
Stockholders' equity	16,615		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 198,843		
Net interest income		$ 8,123	
Net interest spread			3.54 %
Net interest margin			4.31 %

The rate/volume table shows the composition of the change in net interest income for the periods indicated, as allocated between the change in net interest income due to changes in the volume of average earning assets and interest bearing liabilities, and the changes in net interest income due to changes in interest rates. As the table shows, the increase in net interest income in 2003 as compared to 2002 is primarily due to the growth in the volume of earning assets. For 2002 compared to 2001, the increase in net interest income is primarily due to growth in the volume of earning assets, augmented by average rate related declines in interest expense.

RATE /VOLUME ANALYSIS OF NET INTEREST INCOME

(dollars in thousands)	2003 compared with 2002			2002 compared with 2001		
	Due to Volume	Due to Rate	Total Increase (Decrease)	Due to Volume	Due to Rate	Total Increase (Decrease)
Interest earned on:						
Loans	$ 3,463	$ (1,487)	$ 1,976	$ 4,188	$ (1,863)	$ 2,325
Investment securities	290	(607)	(317)	932	(611)	321
Interest bearing bank deposits	115	(12)	103	73	(5)	68
Federal funds sold and other cash equivalents	3	(22)	(19)	(57)	5,136	(2,596)
Total interest income	3,871	(2,128)	1,743	5,136	(2,596)	2,540
Interest paid on:						
NOW accounts	16	(33)	(17)	31	(167)	(136)
Savings and MMA accounts	217	(654)	(437)	535	(780)	(245)
Certificates of deposit	72	(851)	(779)	581	(1,354)	(773)
Customer repurchase agreements and federal funds purchased	4	(143)	(139)	72	(257)	(185)
Other borrowings	216	(61)	155	532	(21)	511
Total interest expense	525	(1,742)	(1,217)	1,751	(2,579)	(828)
Net interest income	$ 3,346	$ (386)	$ 2,960	$ 3,211	$ (1,040)	$ 2,171

The increase in noninterest income reflected an increase in deposit account service charges, which increased 17.15% during 2003, from $1.04 million for the year ended December 31, 2002 to $1.22 million for the year ended December 31, 2002. Deposit account service charges increased 47.44% from $704 thousand in 2001 to $1.04 million in 2002. Increases in deposit account charges reflect the increased number of accounts and also the lower interest rate environment. As interest rates decline so do the earnings allowances on certain commercial demand deposit accounts which are used to offset service charges. As a result an account which paid no service charge when interest rates were high may currently be paying a charge based on the same activity because the earnings allowance is insufficient to cover activity charges. The Company is an active originator of SBA loans and its current practice is to sell the insured portion of those loans at a premium. Income from this source increased from $327 thousand in 2002 to $472 thousand in 2003. During part of both 2002 and 2003, the maximum loan eligible for an SBA guarantee was reduced, contributing to a slow down in this activity during those periods in both years. The Company believes that this source of income will continue to experience growth. The Company also originates residential construction and permanent loans on a pre-sold basis, servicing released. Sales of these mortgage loans yielded gains of $285 thousand in 2003 compared to $164 thousand in 2002. The success of the mortgage program was directly affected by the low interest rate environment in 2003 and this source of income may decline when interest rates begin to rise and as refinancing activity slows due to cessation in the decline in interest rates.

Other items in noninterest income increased 122% in 2003 from $294 thousand for the year ended December 31, 2002 to $652 thousand for the same period in 2003. This category includes noninterest income fees such as documentation preparation and prepayment penalties. Income for the year ended December 31, 2003 was $89 thousand from SBA servicing fees and $250 thousand from BOLI, versus $45 thousand from SBA servicing fees and $85 thousand from BOLI for the year ended December 31, 2002. SBA loan servicing income is expected to increase as the number of loans originated and serviced by the Bank increases. Income from BOLI is expected to remain constant, except to the extent that the Bank may elect to purchase additional contracts and interest rates may fluctuate. BOLI income is adjusted annually based on the prevailing level of interest rates, although contracts are not pegged to any interest rate index and the rate paid by one issuer can vary from another issuer.

Noninterest Expense

Noninterest expenses were $11.09 million in 2003, a 29.26% increase over the $8.58 million noninterest expense in 2002, which was a 33.17% increase over noninterest expense of $6.44 million in 2001. The increases in noninterest expense are consistent with the overall growth in assets of 27.36% from December 31, 2002 to December 31, 2003, and management's internal expectations.

The most significant noninterest expense item is salaries and employee benefits, which were $ 5.93 million for the year ended December 31, 2003, an increase of 31.72% over the $4.51 million for the year ended December 31, 2002, which reflected a 30.62% increase over the $3.45 million for 2001. In 2003, the additional salary and benefit costs reflected additional staffing in the loan and operations areas, required to keep pace with the growth of the Bank, as well as compensation increases for existing staff. Increases in 2002 primarily reflected staffing of the Gaithersburg office and normal annual compensation increases. The increase in premises and equipment expenses of 28.09% from 2002 to 2003, from $1.65 million to $2.11 million can be attributed to a full year of expenses for the Gaithersburg office, the new Rockville Pike office opened in December 2003, and additional equipment, software and maintenance expenses for loan and deposit operations departments.

Other expenses increased 25.47% from the year ended December 31, 2002 to the year ended December 31, 2003, including a 23.86% increase in advertising expense from $197 thousand in 2002 to $ 244 thousand in 2003, and a 13.73% increase in outside data processing expense. Other expenses increased 28.93% from $1.75 million in 2002 to $ 2.25 million in 2003 and increased 36.00% from $1.28 million in 2001 to $1.75 million in 2002. In 2004, the Company expects to experience slower growth in other expenses as fidelity and directors & officers insurance premiums have been stabilized for two and one-half years and as greater control is exercised over various expenses in this category. In future periods, noninterest expenses to which the Company has not been subject to date, such as deposit insurance premiums which may be required as a result of declines in the reserve ratios of the deposit insurance funds, may have an adverse affect on the results of operations of the Company.

Income Tax

The Company had income tax expense of $1.90 million in 2003 compared to $1.56 million in 2002, resulting in an effective tax rate of 37.1% and 36.9% respectively. In 2001, the Company recorded previously unrecorded deferred tax assets and began recognizing tax on its income on a fully taxable basis. It is expected that the Company will continue to record income tax expense based upon its taxable income in future years.

FINANCIAL CONDITION

The Company ended the year with total assets of $ 443.00 million, an increase of 27.36% from assets of $347.83 million at December 31, 2002. At December 31, 2003 deposits were $ 335.51 million as compared to $278.43 million at December 31, 2002, an increase of 20.50%. Gross loans were at $ 317.53 million at December 31, 2003 as compared to $236.86 million at December 31, 2002, an increase of 34.06%. Other liabilities consisting of customer repurchase agreements, Federal Home Loan Bank ("FHLB") borrowings by the Company under a leveraged repurchase agreement program and an advance to a Bethesda Leasing by a correspondent bank and guaranteed by the Company, increased 10.3% from $47.99 million at December 31, 2001 to $ 53.04 million at December 31, 2003. Net loans increased 34.07% from $234.09 million at December 31, 2002 to $ 313.85 million at December 31, 2003. Other earning assets (investment securities, federal funds sold and other cash equivalents, interest bearing deposits and loans held for sale) increased $5.21 million or 6.10%.

Investment Securities and Other Earning Assets

The Company's investment securities portfolio is comprised primarily of U. S. Treasury and Agency securities with maturities not exceeding seven years, except mortgage pass-through securities which have average expected lives of less than six years but contractual maturities of up to thirty years. Federal funds sold also represent a significant earning asset and are sold, on an unsecured basis, only to highly rated banks, in limited amounts both in the aggregate and to any one bank.

The investment portfolio averaged approximately $69.09 million in 2003 compared to $57.98 million in 2002. The increase in investment securities from 2002 to 2003 of approximately $11.11 million is directly attributable to the investment of proceeds from the stock offering in investment securities. Excluding the proceeds of the offering, the investment portfolio actually declined to fund the increase in net loans, including loans held for sale, which out paced the increase in deposits $77.86 million to $57.08 million or $20.78 million. The tables below and Note 3 to the Consolidated Financial Statements provide additional information regarding the Company's investment securities.

The Company classifies all investment securities as available for sale ("AFS"). This method of accounting requires that investment securities be reported at their fair value and the difference between the fair value and amortized cost (the purchase price adjusted by any accretion or amortization) be reported in the equity section as accumulated other comprehensive income, net of deferred taxes. At December 31, 2003, the Company reported a net unrealized gain in AFS securities of $407 thousand and at December 31, 2002, a net unrealized gain in AFS securities of $593 thousand. The accumulated comprehensive income component of these unrealized gains was $271 thousand and $392 thousand respectively. The Company, except in a planned investment strategy or for liquidity needs, has no present plan or intention to sell these securities.

In 2002, the Bank began using excess liquidity to invest in certificates of deposit of other banks, which generally offer more favorable rates than traditional short term investment securities. These deposits are in insured institutions, and are generally in amounts of $100 thousand or less. At December 31, 2003 and 2002 the Bank had $4.33 million and $6.12 million, respectively, of this type of investment.

The following table provides information regarding the composition of the Company's portfolio at the dates indicated. Amounts are reported at estimated fair value.

	December 31,					
	2003		2002		2001	
(dollars in thousands)	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total
U.S. Treasury	$ -	- %	$ 5,504	7.8%	$12,540	31.8%
U.S. Government agency obligations	25,373	30.7	20,114	28.6	14,537	36.9
Mortgage backed securities	51,842	62.8	43,268	61.0	11,217	28.4
Federal Reserve and Federal Home Loan Bank Stock	1,670	2.0	1,564	2.3	880	2.2
Other equity investments	3,696	4.5	225	0.3	265	0.7
Total	$82,581	100%	$70,675	100%	$39,439	100%

The following table provides information, on an amortized cost basis, regarding the contractual maturity and weighted average yield of the investment portfolio at December 31, 2003. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
(dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
U.S. Government Agency obligations	$ 6,648	0.91%	$ 15,725	2.91%	$ 3,000	4.60%	$ -	0.00%	$ 25,373	2.59%
Mortgage backed securities	-	0.00%	-	0.00%	-	0.00%	51,842	3.49%	51,842	3.57%
Federal Reserve and Federal Home Loan Bank Stock	-	0.00%	-	0.00%	-	0.00%	1,670	4.39%	1,670	4.39%
Other Equity Investments	-	0.00%	-	0.00%	-	0.00%	3,696	4.35%	3,696	4.35%
Total	$ 6,648	0.91%	$ 15,725	2.91%	$ 3,000	4.60%	$ 57,208	3.57%	$ 82,581	3.32%

At December 31, 2003, there were no issuers, other than the U.S. Government and its agencies, whose securities owned by the Company had a book or fair value exceeding ten percent of the Company's stockholders' equity.

Loan Portfolio

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the loan portfolio and earnings at the sacrifice of asset quality. However, loan growth in 2003, 2002 and 2001 was strong, with loans outstanding reaching $317.53 million at December 31, 2003 from $236.86 million at December 31, 2002, an increase of $80.67 million or 34.06%.

During 2001, the Bank became active in the origination and selling of both residential mortgage loans and the insured portion of SBA loans. In 2003, in addition to the loans the Bank held for its portfolio, it originated approximately $28.5 million in loans which were sold. The Bank sells residential mortgages, servicing released, but retains servicing on the sold SBA loans. As of December 31, 2003, the Bank serviced $11.34 million in loans which are not reflected on the balance sheet. At December 31, 2003, there were $ 3.65 million of loans held for sale and at December 31, 2002 there were $5.55 million of such loans.

The Bank is primarily business oriented in its development focus. This is demonstrated by the 87.8% of the loan portfolio which is in commercial, real estate and construction loans as compared to 12.2% in home equity and other consumer loans.

The following table shows the composition of the loan portfolio by type of loan at the dates indicated.

	December 31,									
	2003		2002		2001		2000		1999	
(dollars in thousands)	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total
Commercial	$ 93,112	29.3%	$ 64,869	27.5%	$ 49,432	27.1%	$ 37,123	31.5%	$ 25,760	40.3%
Real Estate	149,783	47.3	114,961	48.5	86,553	47.5	58,214	49.4	29,217	45.8
Construction	35,644	11.2	23,180	9.8	15,512	8.5	9,952	8.4	3,545	5.6
Home equity	34,092	10.7	30,631	12.9	26,656	14.6	9,129	7.8	2,133	3.3
Other consumer	4,902	1.5	3,219	1.3	4,103	2.3	3,300	2.9	3,200	5.0
Total loans	$ 317,533	100%	$ 236,860	100%	$ 182,256	100%	$ 117,718	100%	$ 63,855	100%
Less: allowance for credit losses	3,680		2,766		2,111		1,142		579	
Loans, net	$ 313,853		$ 234,094		$ 180,145		$ 116,576		$ 63,276	

Loan Maturity

The following table sets forth the term to contractual maturity of the loan portfolio as of December 31, 2003

		Due In			
(dollars in thousands)	Total	One Year or Less	One to Five Years	Over Five to Ten Years	Over Ten Years
Commercial	$ 93,112	$ 51,326	$ 26,571	$ 15,215	$ -
Real estate	149,783	7,143	40,740	71,851	30,049
Construction	35,644	21,753	13,891	-	-
Home equity	34,092	747	33,345	-	-
Other consumer	4,902	1,792	3,110	-	-
Total loans	$ 317,533	$ 82,761	$ 117,657	$ 87,066	$ 30,049
Loans with:					
Predetermined fixed interest rate	$ 138,245	$ 36,124	$ 49,293	$ 22,779	$ 30,049
Floating interest rate	179,288	46,637	68,364	64,287	-
Total loans	$ 317,533	$ 82,761	$ 117,657	$ 87,066	$ 30,049

Loans which have adjustable rates and fixed rate loans are all shown in the period of contractual maturity. Demand loans, having no contractual maturity, and overdrafts are reported as due in one year of less.

Allowance for Credit Losses

The provision for credit losses represents the expense recognized to fund the allowance for credit losses. The amount of the allowance for credit losses is based on many factors which reflect management's assessment of the risk in the loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, and internal loan processes of the Company and Bank.

Management has developed a comprehensive review process to monitor the adequacy of the allowance for credit losses. The review process and guidelines were developed utilizing guidance from federal banking regulatory agencies. The results of this review process, in combination with conclusions of the Bank's outside loan review consultant, support management's view as to the adequacy of the allowance as of the balance sheet date. During 2003, a provision for credit losses was made in the amount of $1.18 million before net charge-offs of $261 thousand. A full discussion of the accounting for allowance for credit losses is contained in Note 1 to the Consolidated Financial Statements; activity in the allowance for credit losses is contained in Note 4 to the Consolidated Financial Statements. Please refer to the discussion under the caption, "Critical Accounting Policies" for an overview of the underlying methodology management employs on a quarterly basis to maintain the allowance.

At December 31, 2003, the Company had $654 thousand of loans classified as nonaccrual, of which $255 thousand was guaranteed by the SBA. There were no loans past due over ninety days and still accruing interest at December 31, 2003. Please refer to Note 1 of the notes to the Consolidated Financial Statements under the caption "Loans" for a discussion of the Company's policy regarding impairment of loans.

The provision for credit losses was $1.18 million in 2003 compared to a provision for credit losses of $843 thousand in 2002. The higher provision in 2003 is attributable to the level of growth in the loan portfolio from December 31, 2002 to December 31, 2003 and the greater amount of net charge-offs for the corresponding periods $261 thousand in 2003 versus $118 thousand in 2002. The increase in the level of charge-offs resulted primarily from one loan to a customer in bankruptcy and the transfer of that loan and related collateral to a separate subsidiary on a fair market value basis.

As the portfolio and allowance review process matures, there will be changes to different elements of the allowance and this may have an effect on the overall level of the allowance maintained. To date the Bank has enjoyed a very high quality portfolio with minimal net charge-offs and very low delinquency. The maintenance of a high quality portfolio will continue to be management's prime objective as it relates to the lending process and to the allowance for credit losses.

Management, aware of the strong loan growth experienced by the Company and the problems which could develop in an unmonitored environment, is intent on maintaining a strong credit review system and risk rating process. In January 2003, the Company established a credit department to perform interim analyses, manage classified credits and develop a credit scoring system for small business credits. Over time, this department will increase its review of credit analysis and processes. The Company is also reviewing its risk rating systems and is exploring the implementation of additional analytical procedures for risk ratings. The entire loan portfolio analysis process is an ongoing and evolving practice directed at maintaining a portfolio of quality credits and quickly identifying any weaknesses before they become irremediable.

The following table sets forth activity in the allowance for credit losses for the periods indicated.

(dollars in thousands)	Year Ended December 31,				
	2003	2002	2001	2000	1999
Balance at beginning of year	$ 2,766	$ 2,111	$ 1,142	$ 579	$ 164
Charge-offs:					
Commercial	(319)	(192)	-	-	-
Real estate	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Other consumer	(14)	(40)	(23)	(18)	(11)
Total	(333)	(232)	(23)	(18)	(11)
Recoveries:					
Commercial	68	26	-	-	-
Real estate	-	-	-	-	-
Construction	-	-	-	-	-
Home equity	-	-	-	-	-
Other consumer	4	18	13	-	2
Total	72	44	13	-	2
Net charge-offs	(261)	(188)	(10)	(18)	(9)
Additions charged to operations	1,175	843	979	581	424
Balance at end of period	$ 3,680	$ 2,766	$ 2,111	$ 1,142	$ 579
Ratio of net charge-offs during the period to average loans outstanding during the period	0.10 %	0.09 %	0.01 %	0.02 %	0.02 %

Prior to 2001, the Company had not allocated any portion of the allowance for credit losses to any individual loan or any category of loans. In 2001, the Company began an allocation process which is reflected in the following table. The allocation of the allowance to each category is not necessarily indicative of future losses or charge-offs and does not restrict the use of the allowance to absorb losses in any category.

(dollars in thousands)	Year Ended December 31,					
	2003		2002		2001	
	Amount	Percent (1)	Amount	Percent (1)	Amount	Percent (1)
Commercial	$ 1,689	29.3 %	$ 1,134	27.5%	$ 743	27.2%
Real estate	888	47.3	862	48.5	701	49.1
Construction	613	11.2	231	9.8	218	10.1
Home equity	171	10.7	253	12.9	212	11.6
Other consumer	72	1.5	83	1.3	100	2.0
Unallocated	247	-	203	-	137	-
Total allowance for credit losses	$ 3,680	100 %	$ 2,766	100%	$ 2,111	100%

(1) Represents the percent of loans in category to gross loans.

Non-performing Assets

The Company's non-performing assets, which are comprised of loans delinquent 90 days or more, nonaccrual loans, and other real estate owned, totaled $654 thousand at December 31, 2003 compared to $965 thousand at December 31, 2002. The percentage of non-performing assets to total assets was 0.2% at December 31, 2003 compared to 0.4% at December 31, 2002.

Non-performing loans constituted all of the non-performing assets at December 31, 2003 and December 31, 2002. Non-performing loans at December 31, 2002 consist of loans in nonaccrual status in the amount of $147 thousand and loans past due over ninety days of $818 thousand compared to no nonaccrual loans and loans past due over ninety days of $19 thousand at December 31, 2001.

The Company had no other real estate owned at either December 31, 2003 or 2002.

The following table shows the amounts of non-performing assets at the dates indicated.

(dollars in thousands)	Year End December 31,				
		2002	2001	2000	1999
Nonaccrual Loans					
Commercial	$ 554	$ 147	$ -	$ -	$ -
Consumer	100	-	-	-	-
Real estate	-	-	-	-	-
Accrual loans-past due 90 days					
Commercial	-	818	19	15	-
Consumer	-	-	-	-	-
Real estate	-	-	-	-	-
Restructured loans	-	-	-	-	-
Real estate owned	-	-	-	-	-
Total non-performing assets	$ 654	$ 965	$ 19	$ 15	$ -

At December 31, 2003, there was one performing loan in the amount of $2.10 million considered by management to be a potential problem loans, defined as loans which are not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms. The identified potential problem loan is secured by commercial real estate and management does not anticipate any loss.

Deposits And Other Borrowings

The principal sources of funds for the Bank are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and relationship certificates of deposits, from the local market areas surrounding the Bank's offices. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding.

For the year ended December 31, 2003, deposits grew $57.08 million, from $278.43 million to $335.51 million or 20.51%

Approximately 28.77% of the Bank's deposits are made up of certificates of deposits, which are generally the most expensive form of deposit because of their fixed term. Certificates of deposit in denominations of $100 thousand or more can be more volatile and more expensive than certificates of less than $100 thousand. However, because the Bank focuses on relationship banking and does not accept brokered certificates, its historical experience has been that large certificates of deposit have not been more volatile or significantly more expensive than smaller denomination certificates. It has been the practice of the Bank to pay posted rates on its certificates of deposit whether under or over $100 thousand. The Bank has paid negotiated rates for deposits in excess of $500 thousand but the rates paid have rarely been more than 25 to 50 basis points higher than posted rates and deposits have been negotiated at below market rates. In late 2000, to fund strong loan demand, the Bank began accepting certificates of deposits, generally in denominations of less than $100 thousand on a non-brokered basis, from bank and credit union subscribers to a wholesale deposit rate line. The Bank has found rates on these deposits to be generally competitive with rates in our market given the speed and minimal noninterest cost at which these deposits can be acquired, although it is possible for rates to significantly exceed local market rates. At December 31, 2003 the Bank held

$27.00 million of these deposits at an average rate of 2.88% as compared to $16.36 million of these deposits, at an average rate of 3.99% at December 31, 2002. With the strong core deposit growth experienced by the Bank in 2002 these deposits were allowed to mature without renewal or replacement. During the second quarter of 2003 management felt that there was an opportunity to acquire longer maturities of these deposits at an attractive interest rate and again began accepting these deposits with maturities greater than one year. At December 31, 2003 the average life of these deposits was 17.4 months while at December 31, 2002 the average life was 9.9 months.

At December 31, 2003, the Company had approximately $90.47 million in noninterest bearing demand deposits, representing a 40.42% increase from $64.43 million in demand deposits at December 31, 2002. These are primarily business checking accounts on which the payment of interest is prohibited by regulations of the Federal Reserve. Proposed legislation has been introduced in each of the last several sessions of Congress which would permit banks to pay interest on checking and demand deposit accounts established by businesses. If legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our noninterest bearing deposits in order to compete with other banks. Payment of interest on these deposits could have a significant negative impact on our net income, net interest income, interest margin, return on assets and equity, and indices of financial performance. For additional information relating to the composition of the Bank's deposit base, see average balance tables above and Note 6 to the Consolidated Financial Statements.

As an enhancement to the basic noninterest bearing demand deposit account, the Company offers a sweep account, referred to as a "customer repurchase agreement", allowing qualifying businesses to earn interest on short term excess funds which are not suited for either a certificate of deposit investment or a money market account. The balances in these accounts were $16.09 million at December 31, 2003, a 35.77% decrease from December 31, 2002 balance of $25.05 million. The decrease in this category of liabilities is attributable to a slowdown in real estate related activity, from which a significant portion of these funds are derived. Customer repurchase agreements are not deposits and are not FDIC insured but are secured by US Treasury and/or US government agency securities. These accounts are particularly suitable to businesses with significant change in the peaks and valleys of cash flow over a very short time frame often measured in days. Attorney and title company escrow accounts are an example of accounts which can benefit from this product, as are customers who may require collateral for deposits in excess of $100 thousand but do not qualify for other pledging arrangements. This program requires the Company to maintain a sufficient investment securities level to accommodate the fluctuations in balances which may occur in these accounts.

At December 31, 2003, the Company had entered in to reverse repurchase agreements totaling $14.36 million to fund the purchase of mortgage backed pass through securities. Bethesda Leasing had outstanding a $255 thousand balance on a loan provided by a correspondent bank and guaranteed by the Company. These borrowings totaled $14.62 million at December 31, 2003 compared to Company borrowings of $4.60 million at December 31, 2002. At December 31, 2003, the Bank, in addition to customer repurchase agreements totaling $16.09 million at December 31, 2003, had $8.00 million in federal funds purchased from other commercial banks and $14.33 million of FHLB short and long-term borrowings, as compared to no federal funds purchased and FHLB advances of $18.33 million at December 31, 2002. The federal funds borrowings are unsecured and FHLB advances are secured 50% by US government agency securities and 50% by a blanket lien on qualifying loans in the Bank's Commercial loan portfolio. For additional information regarding other borrowings, see Note 7 to the Consolidated Financial Statements.

The following table provides information regarding the Bank's deposit composition at the dates indicated.

(dollars in thousands)	December 31					
	2003		2002		2001	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest bearing demand	$ 72,119	-	$ 46,930	-	$ 29,727	-
Interest bearing transaction accounts	38,820	0.20%	30,886	0.31%	20,896	1.11%
Savings and money market and accounts	100,226	1.16%	81,509	1.96%	54,211	3.40%
Certificates of deposit $100,000 or more	46,381	2.05%	41,683	3.21%	35,791	5.61%
Other time	35,380	2.56%	36,902	3.70%	25,493	5.51%
Total	$ 292,926		$ $ 237,910		$ 166,118	

The following table indicates the time remaining until maturity for the Bank's certificates of deposit of $100,000 or more as of December 31, 2003.

Due in:	
3 months or less	$ 10,783
Over 3 through 6 months	12,808
Over 6 through 12 months	18,920
Over 12 months	12,481
Total	$ 54,992

The following table provides information regarding the Company's short-term borrowings for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.

(dollars in thousands)

Federal funds purchased and securities sold under agreement to repurchase	Maximum Amount Outstanding at Any Month End	Average Balance	Average Rate	Ending Balance	Ending Average Rate
Year Ended December 31,					
2003	$ 38,454	$ 22,146	0.49%	$ 38,454	0.58%
2002	26,560	19,535	1.18	25,054	0.50
2001	17,078	13,057	3.13	13,452	1.70
Other short-term borrowings					
Year Ended December 31,					
2003	$ 13,570	$ 7,979	3.33%	4,000	2.79 %
2002	8,600	4,670	3.81	8,600	4.00
2001	1,675	533	2.53	1,675	5.92

CONTRACTUAL OBLIGATIONS

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date.

(dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	Over Five Years
Deposits without a stated maturity [1]	$ 239,089	$ -	$ -	$ -
Certificates of deposit [1]	71,086	23,949	1,554	-
Short-term borrowings	42,454	-	-	-
Long-term borrowings	-	10,588	-	-
Operating lease obligations	1,052	2,216	2,154	2,673
Purchase obligations	50	-	-	-
Total	$ 353,731	$ 36,753	$ 3,708	$ 2,673

(1) Includes accrued interest payable through December 31, 2003.

OFF BALANCE SHEET ARRANGEMENTS

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

(dollars in thousands)	December 31,	
	2003	2002
Loan commitments	$ 58,433	$ 49,140
Unused lines of credit	95,535	72,349
Letters of credit	2,660	2,233

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include certificates of deposit, accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of the guarantees are short-term, and the remaining guarantees of $539 thousand expire in decreasing amounts through 2008. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary. At December 31, 2003, approximately 99% percent of the dollar amount of standby letters of credit were collateralized.

With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, capital expenditures or capital resources, that is material to investors.

LIQUIDITY MANAGEMENT

Liquidity is the measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositor requirements for use of their funds. The Bank's sources of liquidity consist of cash balances, due from banks, loan repayments, federal funds sold and short term investments. These sources of liquidity are supplemented by the ability of the Company and Bank to borrow funds. The Company maintains a $10 million line of credit, with a correspondent bank against which it has guaranteed a $255 thousand loan to its subsidiary Bethesda Leasing. The Bank can purchase up to $12 million in federal funds on an unsecured basis, against which it had drawn $8 million at December 31, 2003, and enter into reverse repurchase agreements up to $10 million. At year end 2003, the Bank was also eligible to take FHLB advances of up to $82 million, of which it had advances outstanding of $14.3 million.

The loss of deposits, through disintermediation, is one of the greater risks to liquidity. Disintermediation occurs most commonly when rates rise and depositors withdraw deposits seeking higher rates than the Bank may offer. The Bank was founded under a philosophy of relationship banking and, therefore, believes that it has less of an exposure to disintermediation and resultant liquidity concerns than do banks which build an asset base on non-core deposits and other borrowings. The history of the Bank, while only five and one-half years, includes a period of rising interest rates and significant competition for deposit dollars. During that period the Bank grew its core business without sacrificing its interest margin in higher deposit rates for non-core deposits. There is, however, a risk that some deposits would be lost if rates were to spike up and the Bank elected not to meet the market. Under those conditions the Bank believes that it is well positioned to use other liability management instruments such as FHLB borrowing, reverse repurchase agreements and Bank lines to offset a decline in deposits in the short run. Over the long term an adjustment in assets and change in business emphasis could compensate for a loss of deposits. Under these circumstances, further asset growth could be limited as the Bank utilizes its liquidity sources to replace, rather than supplement, core deposits.

Certificates of deposit acquired through the subscription service may be more sensitive to rate changes and pose a greater risk of disintermediation than deposits acquired in the local community. The Bank has limited the amount of such deposits to less than 15% of total assets, an amount which it believes it could replace with alternative liquidity sources, although there can be no assurance of this.

The mature earning pattern of the Bank is also a liquidity management resource for the Bank. The earnings of the Bank are now at a level that allows the Bank to pay higher rates to retain deposits over a short period, while it adjusts it asset base repricing to offset a higher cost of funds. The cost of retaining business in the short run and the associated reduction in earnings can be preferable to reducing deposit and asset levels and restricting growth.

At year end 2003, under the Bank's liquidity formula, it had $69 million of liquidity representing 15.6% of total Bank assets.

INTEREST RATE RISK MANAGEMENT

Asset/Liability Management and Quantitative and Qualitative Disclosure about Market Risk

A fundamental risk in banking, outside of credit risk, is exposure to market risk, or interest rate risk, since a bank's net income is largely dependent on net interest income. The Bank's Asset Liability Committee (ALCO) of the

Board of Directors formulates and monitors the management of interest rate risk within policies established by it and the Board of Directors. In its consideration of establishing guidelines for levels and/or limits on market risk, the ALCO committee considers the impact on earnings and capital, the level and direction of interest rates, liquidity, local economic conditions, outside threats and other factors. Banking is generally a business of attempting to match asset and liability components to produce a spread sufficient to provide net income to the bank at nominal rate risk. The Company, through ALCO, continually monitors the interest rate environment in which it operates and adjusts rates and maturities of its assets and liabilities to meet the market conditions. In the current low interest rate environment, the Company is keeping its assets either variably priced or with short term maturities or short average lives. At the same time it strives to attract longer term liabilities to lock in the lower cost of funds. In the current market, due to competitive factors and customer preferences, the effort to attract longer term fixed priced liabilities has not been as successful as the Company's best case asset liability mix would prefer. When interest rates begin to rise, the Company expects that it will seek to keep asset maturities and repricing periods short until rates appear to be nearing their top and then extend maturities to extend the benefit of higher rates. There can be no assurance that the Company will be able to successfully carry out this intention, as a result of competitive pressures, customer preferences and the inability to perfectly forecast future interest rates.

One of the tools used by the Company to manage its interest rate risk is a static GAP analysis presented below. The Company also uses an earning simulation model on a quarterly basis to closely monitor interest sensitivity and to expose its balance sheet and income statement to different scenarios. The model is based on current Company data and adjusted by assumptions as to growth patterns, noninterest income and noninterest expense and interest rate sensitivity, based on historical data, for both assets and liabilities. The model is then subjected to a "shock test" assuming a sudden interest rate increase of 200 basis points or a decrease of 200 basis points, but not below zero. The results are measured by the effect on net income. The Company, in its latest model, shows a positive effect on income when interest rates immediately rise 200 basis points because of the short maturities of assets and a negative impact if rates were to decline further. With rates already at historic lows, a further reduction would reduce income on earning assets which could not be offset by a corresponding reduction in the cost of funds.

The following table reflects the result of a "shock test" simulation on the December 31, 2003, earning assets and interest bearing liabilities and the change in net interest income resulting from the simulated immediate increase and decrease in interest of 100 and 200 basis points. Also shown is the change in the Market Value Portfolio Equity resulting from the simulation. The model as presented is projected for one year.

Change in interest rates (basis points)	Percentage change in net interest income	Percentage change in net income	Percentage change in Market Value of Portfolio Equity
+200	+10.1%	+26.9%	+7.0%
+100	+5.3%	+14.2%	+4.3%
0	-	-	-
-100	-8.7%	-23.1%	-8.7%
-200	-21.7%	-57.5%	-18.4%

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the loan. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

GAP

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. In falling interest rate environments, net interest income is maximized with longer term, higher yielding assets being funded by lower yielding short-term funds; however, when interest rates trend upward this asset/liability structure can result in a significant adverse impact on net interest income. The current interest rate environment is signaling steady to possibly higher rates. Management has for a number of months shortened maturities in the Bank's investment portfolio and where possible also has shorten repricing opportunities for new loan requests. While management believes that this will help minimize interest rate risk in a rising environment, there can be no assurance as to actual results.

GAP, a measure of the difference in volume between interest earning assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A negative GAP indicates the degree to which the volume of repriceable liabilities exceeds repriceable assets in particular time periods. At December 31, 2003, the Bank has a positive GAP of 11.02% out to three months and a cumulative negative GAP of 10.06% out to twelve months.

If interest rates were to continue to decline further, the Bank's interest income and margin may be adversely affected. Because of the positive GAP measure in the 0 – 3 month period, continued decline in the prime lending rate will reduce income on repriceable assets within thirty to sixty days, while the repricing of liabilities will occur in later time periods. This will cause a short term decline in net interest income and net income in a static environment. Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels, economic indicators and call features of some of its assets. These factors have been thoroughly discussed with the Board of Directors ALCO Committee and management believes that current strategies are appropriate to current economic and interest rate trends. The negative GAP is carefully monitored and will be adjusted as conditions change.

GAP Analysis
(dollars in thousands)

Repriceable in:	0-3 Months	4 – 12 Months	13 – 36 Months	37 - 60 Months	Over 60 Months	Total
ASSETS:						
Investment securities	$ 8,073	$ 4,275	$ 19,620	$ 14,995	$ 35,618	$ 82,581
Interest bearing deposits in other banks	1,063	2,378	891	-	-	4,332
Loans	117,911	28,311	65,244	79,667	30,049	321,182
Federal funds sold and cash equivalents	1,526	-	-	-	-	1,526
Total repriceable assets	$ 128,573	$ 34,964	$ 85,755	$ 94,662	$ 65,667	$ 409,621
LIABILITIES:						
NOW accounts	$ -	$ 22,047	$ 4,410	$ 17,636	$ -	$ 44,093
Savings and Money Market accounts	40,534	33,493	20,267	101,335	-	101,335
Certificates of deposit	20,441	50,583	23,946	1,554	-	96,524
Federal funds sold and securities sold under agreements to repurchase	12,827	6,437	1,609	3,218	-	24,091
Other borrowing-short and long term	9,643	8,720	10,588	-	-	28,951
Total repriceable liabilities	$ 83,445	$ 121,280	$ 60,820	$ 32,543	$ -	$ 298,088
GAP	$ 45,128	$ (86,316)	$ 24,935	$ 62,119	$ 65,667	
Cumulative GAP	$ 45,128	$ (41,188)	$ 16,253	$ 45,866	$ 111,533	
Interval gap/earnings assets	11.02%	(21.07%)	6.09%	15.16%	16.03%	
Cumulative gap/earning assets	11.02%	(10.06%)	(3.97%)	11.20%	27.23%	

Although, NOW and money market accounts are subject to immediate repricing, the Bank's GAP model has incorporated a repricing schedule to account for the historical lag in effecting rate changes and the amount of those rate changes relative to the amount of rate change in assets.

CAPITAL RESOURCES AND ADEQUACY

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces, and the overall level of growth. The adequacy of the Company's current and future capital needs is monitored by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

The capital position of the Company's wholly-owned subsidiary, the Bank, continues to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 risk-based capital, total risk-based capital, and leverage ratios. Tier 1 capital consists of common and qualifying preferred stockholders' equity less goodwill. Total risk-based capital consists of Tier 1 capital, qualifying subordinated debt, and a portion of the allowance for credit losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier1 capital to total average assets. The Company's and Bank's capital ratios were in excess of all mandated minimum requirements. At December 31, 2003, the Company's and Bank's capital ratios are presented in Note 14 to the Consolidated Financial Statements.

The ability of the Company to continue to grow is dependent on its earnings and the ability to obtain additional funds for contribution to the Bank's capital, through additional borrowing, the sale of additional common stock, the sale of preferred stock, or through the issuance of additional qualifying equity equivalents, such as subordinated debt or trust preferred securities. On August 1, 2003 the Company completed its offering with the sale of 2,448,979 shares of common stock for gross proceeds of approximately $30 million.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

NEW ACCOUNTING STANDARDS

Refer to Note 1 of the Notes to Consolidated Financial Statements for statements on New Accounting Standards.

MARKET FOR COMMON STOCK AND DIVIDENDS

Market for Common Stock. The Company's Common Stock is listed for trading on the Nasdaq Small Cap Market under the symbol "EGBN". To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter during the last two fiscal years, and through February 29, 2004. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. As of March 26, 2004, there were 5,401,267 shares of Common Stock outstanding, held by approximately 1,949 total beneficial shareholders, including approximately 921 shareholders of record.

Quarter	2004 High Bid	2004 Low Bid	2003 High Bid	2003 Low Bid	2002 High Bid	2002 Low Bid
First	$20.00	$17.20	$15.30	$13.42	$16.00	$10.65
Second			$17.00	$13.08	$15.75	$14.55
Third			$15.58	$12.36	$14.55	$11.25
Fourth			$17.70	$15.20	$13.66	$11.66

Dividends. The Company has not paid any cash dividends to date. In March 2000, the Company effected a five for four stock split in the form of a 25% stock dividend. In June 2001 the Company effected a seven for five stock split in the form of a 40% stock dividend. The payment of cash dividends by the Company will depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company, as the principal source of the Company's revenue, other than earnings on retained proceeds of the Company's initial offering of Common Stock, will initially be from dividends paid by the Bank. Dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to the Company and the Bank. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine, and it is the present intention of the Board of Directors, to retain earnings for the purpose of funding the growth of the Company and the Bank.

Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank currently is not in default under any of its obligations to the FDIC.


STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Audit Committee of the Board of Directors
and Stockholders of Eagle Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Eagle Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Bancorp, Inc. as of December 31, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
February 13, 2004

EAGLE BANCORP, INC.
Consolidated Balance Sheets
December 31, 2003 and 2002
(dollars in thousands)

ASSETS	2003	2002
Cash and cash equivalents	$ 25,103	$ 18,569
Federal funds sold	-	3,012
Interest bearing deposits with other banks	4,332	6,119
Investment securities available for sale	82,581	70,675
Loans held for sale	3,649	5,546
Loans	317,533	236,860
Less allowance for credit losses	(3,680)	(2,766)
Loans, net	313,853	234,094
Premises and equipment, net	4,259	3,601
Deferred income taxes	862	464
Other assets	8,358	5,749
TOTAL ASSETS	$ 442,997	$ 347,829
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Noninterest bearing demand	$ 90,468	$ 64,432
Interest bearing transaction	44,093	39,968
Savings and money market	104,429	92,324
Time, $100,000 or more	54,992	46,989
Other time	41,532	34,721
Total deposits	335,514	278,434
Federal funds purchased and securities sold under agreement to repurchase	38,454	25,054
Other short-term borrowings	4,000	8,600
Long-term borrowings	10,588	14,333
Other liabilities	1,429	1,380
Total liabilities	389,985	327,801
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; shares authorized 20,000,000, shares issued and outstanding 5,359,303 (2003) and 2,897,704 (2002)	54	29
Additional paid in capital	46,406	16,541
Retained earnings	6,281	3,066
Accumulated other comprehensive income	271	392
Total stockholders' equity	53,012	20,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 442,997	$ 347,829

See notes to consolidated financial statements.

EAGLE BANCORP, INC.

Consolidated Statements of Income

Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands, except per share data)

Interest Income	2003	2002	2001
Interest and fees on loans	$ 16,355	$ 14,379	$ 12,054
Taxable interest and dividends on investment securities	1,807	2,124	1,799
Interest on balances with other banks	180	77	13
Interest on federal funds sold and other cash equivalents	62	81	255
Total interest income	18,404	16,661	14,121
Interest Expense			
Interest on deposits	3,099	4,332	5,486
Interest on federal funds purchased and securities sold under agreement to repurchase	108	230	409
Interest on short-term borrowings	266	177	-
Interest on long-term borrowings	480	431	103
Total interest expense	3,953	5,170	5,998
Net Interest Income	14,451	11,491	8,123
Provision for Credit Losses	1,175	843	979
Net Interest Income After Provision For Credit Losses	13,275	10,648	7,144
Noninterest Income			
Service charges on deposits	1,216	1,038	704
Gain on sale of loans	757	491	148
Gain on sale of investment securities	311	337	358
Other income	652	294	114
Total noninterest income	2,936	2,160	1,324
Noninterest Expense			
Salaries and employee benefits	5,934	4,505	3,449
Premises and equipment expenses	2,111	1,648	1,220
Advertising	244	197	144
Outside data processing	555	488	349
Other expenses	2,250	1,745	1,283
Total noninterest expense	11,094	8,583	6,445
Income Before Income Tax Expense	5,118	4,225	2,023
Income Tax Expense	1,903	1,558	269
Net Income	$ 3,215	$ 2,667	$ 1,754
Income Per Share			
Basic	$ 0.82	$ 0.92	$ 0.61
Diluted	$ 0.77	$ 0.86	$ 0.58

See notes to consolidated financial statements.

EAGLE BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001
(dollars in thousands)

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 2001	$ 21	$ 16,479	$ (1,355)	$ 377	$ 15,522
Seven-for-five stock split in the form of a 40% stock dividend	8	(8)	-	-	-
Exercise of options for 7,700 shares of common stock	-	44	-	-	44
Net income	-	-	1,754	-	1,754
Other comprehensive income:					
Unrealized loss on securities available for sale	-	-	-	(188)	(188)
Total other comprehensive income	-	-	-	-	1,610
Balance, December 31, 2001	29	16,515	399	189	17,132
Exercise of options for 2,580 shares of common stock		26			26
Net income	-	-	2,667	-	2,667
Other comprehensive income:					
Unrealized gain on securities available for sale	-	-	-	203	203
Total other comprehensive income	-	-	-	-	2,896
Balance, December 31, 2002	29	16,541	3,066	392	20,028
Exercise of options for 12,620 shares of common stock	-	123	-	-	123
Issuance of 2,448,979 shares of common stock	25	29,742	-	-	29,767
Net income	-	-	3,215	-	3,215
Other comprehensive income:					
Unrealized loss on securities available for sale	-	-	-	(121)	(121)
Total other comprehensive income	-	-	-	-	3,094
Balance, December 31, 2003	$ 54	$ 46,406	$ 6,281	$ 271	$ 53,012

See notes to consolidated financial statements.

EAGLE BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands)

	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	$ 3,215	$ 2,667	$ 1,754
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	1,175	843	979
Increase in deferred income taxes	(319)	(178)	(391)
Depreciation and amortization	714	557	420
Gains on sale of loans	(757)	(491)	(96)
Origination of loans held for sale	(24,726)	(19,110)	(8,628)
Proceeds from sale of loans held for sale	27,380	19,728	3,051
Gains on sale of investment securities	(311)	(337)	(358)
Increase in other assets	(708)	(380)	(53)
(Decrease) increase in other liabilities	(126)	494	301
Net cash provided by (used in) operating activities	5,537	3,793	(3,021)
Cash Flows From Investing Activities:			
Decrease (increase) in interest bearing deposits with other banks	1,787	(5,958)	(46)
Purchases of available for sale investment securities	(443,296)	(385,210)	(147,397)
Proceeds from maturities of available for sale securities	382,186	333,993	131,113
Proceeds from sale of available for sale securities	49,328	20,626	9,413
Net increase in loans	(80,673)	(54,792)	(64,548)
Bank premises and equipment acquired	(1,372)	(986)	(968)
Purchase of bank owned life insurance	(2,000)	(4,000)	-
Net cash used in investing activities	(94,040)	(96,327)	(72,433)
Cash Flows From Financing Activities:			
Increase in deposits	57,080	82,746	59,831
Increase in federal funds purchased and securities sold under agreement to repurchase	13,400	11,602	2,374
(Decrease) increase in other short-term borrowings	(4,600)	8,600	(1,040)
(Principal payments on) proceeds from long-term borrowings	(3,745)	4,658	9,675
Issuance of common stock	29,890	26	44
Net cash provided by financing activities	92,025	107,632	70,884
Net Increase (Decrease) In Cash	3,522	15,098	(4,570)
Cash and Cash Equivalents at Beginning of Year	21,581	6,483	11,053
Cash and Cash Equivalents at End of Year	$ 25,103	$ 21,581	$ 6,483
Supplemental cash flows information:			
Interest paid	$ 4,024	$ 5,092	$ 6,029
Income taxes paid	$ 1,887	$ 1,840	$ 647

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001:

1 Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiaries, EagleBank (the "Bank") and Bethesda Leasing, LLC ("Bethesda Leasing") with all significant intercompany transactions eliminated. The investment in subsidiaries is recorded on the Company's books (Parent Only) on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classification made in 2003. The following is a summary of the more significant accounting policies.

Nature of Operations

The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland and Washington, D.C. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and liquid investments with an original maturity of three months of less.

Loans Held for Sale

The Company engages in sales of residential mortgage loans and the guaranteed portion of Small Business Administration ("SBA") loans originated by the Bank. Loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is derived from secondary market quotations for similar instruments. Gains and losses on sales of these loans are recorded as a component of noninterest income in the Consolidated Statements of Income.

The Company's current practice is to sell residential mortgage loans on a servicing released basis, and, therefore, it has no intangible asset recorded for the value of such servicing as of December 31, 2003.

Investment Securities

Marketable equity securities and debt securities not classified as held to maturity or trading are classified as available for sale. Securities available-for-sale are acquired as part of the Company's asset/liability management strategy and may be sold in response to changes in interest rates, loan demand, changes in prepayment risk and other factors. Securities available-for-sale are carried at fair value, with unrealized gains or losses based on the difference between amortized cost and fair value reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of deferred tax. Realized gains and losses, using the specific identification method, are included as a separate component of noninterest income. Related interest and dividends are included in interest income. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are stated at the principal amount outstanding, net of origination costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Fees charged and costs capitalized for originating loans are being amortized on the interest method over the term of the loan.

Management considers loans impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Loans are tested for impairment once principal or interest payments become ninety days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

Allowance for Credit Losses

The allowance for credit losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The adequacy of the allowance for credit losses is determined through careful and continuous review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Among the factors considered are lending risks associated with growth and entry into new markets, loss allocations for specific nonperforming credits, the level of the allowance to nonperforming loans, historical loss experience, economic conditions, portfolio trends and credit concentrations, changes in the size and character of the loan portfolio, and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Allowances for impaired loans are generally determined based on collateral values. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for credit losses, which is recorded as a current period operating expense. The allowance for credit losses may consist of an allocated component and an unallocated component.

The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. The nonspecific allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. Such conditions include general economic and business conditions affecting key lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of outside review consultants, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Executive management reviews these conditions quarterly.

Management believes that the allowance for credit losses is adequate, however, determination of the allowance is inherently subjective and requires significant estimates. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Evaluation of the potential effects of these factors on estimated losses involves a high degree of uncertainty, including the strength and timing of economic cycles and concerns over the effects of a prolonged economic downturn in the current cycle. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over the useful lives of the assets, which generally range from three to ten years for furniture, fixtures and equipment, three to five years for computer software and hardware, and ten to forty years for buildings and building improvements. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are expensed as incurred.

Advertising

Advertising costs are generally expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are settled. During 2001, management determined that the realization of previously unrecorded net deferred tax assets were more likely than not and therefore recorded previously unrecognized net deferred tax assets. Subsequent to the recognition of the net deferred tax assets the Company recorded current income tax expense.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year including any potential dilutive effects of common stock equivalents, such as options and warrants.

Stock-based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS 148 "Accounting for Stock-Based Compensation-Transition and Disclosure", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plan. No compensation expense related to the Plan was recorded during the three years ended December 31, 2003. If the Company had elected to recognize compensation cost based on fair value at the grant dates for awards under the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31.

	2003	2002	2001
Net income, as reported	$ 3,215	$ 2,667	$ 1,754
Less pro forma stock-based compensation expense determined under the fair value method, net of related tax effects	(224)	(125)	(394)
Pro forma net income	$ 2,991	$ 2,542	$ 1,360
Net income per share:			
Basic - as reported	$ 0.82	$ 0.92	$ 0.61
Basic - pro forma	$ 0.76	$ 0.88	$ 0.47
Diluted - as reported	$ 0.77	$ 0.86	$ 0.58
Diluted - pro forma	$ 0.72	$ 0.82	$ 0.45

The pro forma amounts are not representative of the effects on reported net income for future years.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46"), which explains identification of variable interest entities and the assessment of whether to consolidate these entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN46 to no later than the end of the first reporting period that ends after March 15, 2004. The Company has no significant variable interests in any entities which would require disclosure or consolidation.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. There was no material impact on the Company's financial condition or results of operations upon adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both a liability and equity. It requires that an issuer classify certain financial instruments as a liability, although the financial instrument may previously have been classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. There was no material impact on the Company's financial condition or results of operations upon adoption of this Statement.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which covers guarantees such as standby letters of credit, performance guarantees of funding, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Company on January 1, 2003 has not had a significant effect on the Company's consolidated financial statements.

2 Cash and Due From Banks

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 2003, the Bank maintained balances at the Federal Reserve (in addition to vault cash) to meet the reserve requirements as well as balances to partially compensate for services. Additionally, the Bank maintained balances with the Federal Home Loan Bank and three domestic correspondents as compensation for services they provided to the Bank.

3 Investments Available for Sale

The amortized cost and estimated fair values of investments available for sale at December 31, 2003 and 2002 are as follows:

(in thousands) 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Government agency securities	$ 25,335	$ 76	$ (38)	$ 25,373
Mortgage backed securities	51,887	201	(246)	51,842
Federal Reserve and Federal Home Loan Bank stock	1,670	-	-	1,670
Other equity investments	3,282	421	(7)	3,696
	$ 82,174	$ 698	$ (291)	$ 82,581

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury securities				
U. S. Government agency securities	19,961	153		20,114
Mortgage backed securities	42,782	493	(7)	43,268
Federal Reserve and Federal Home Loan Bank stock	1,564	-	-	1,564
Other equity investments	274	-	(49)	225
	$ 70,082	$ 649	$ (56)	$ 70,675

Gross unrealized losses and fair value by length of time that the individual available for sale securities have been in a continuous unrealized position as of December 31, 2003 are as follows:

(in thousands) Available for sale:	Fair Value	Less than 12 Months	More than 12 Months	Total Unrealized Losses
U. S. Government agency securities	$ 4,637	$ (38)	$ -	$ (38)
Mortgage backed securities	38,541	(246)	-	(246)
Federal Reserve and Federal Home Loan Bank stock	-	-	-	-
Other equity investments	76	(7)	-	(7)
	$ 43,254	$ (291)	$ -	$ (291)

The available for sale investment portfolio has a fair value of approximately $82.58 million of which approximately $43.18 million of the securities have some unrealized losses as compared to amortized cost. Of these securities, $4.63 million, or 5.61%, are U.S. agency bonds and $58.67 million, or 71.05% are mortgage backed securities. All of the bonds are rated AAA. The securities representing the unrealized losses in the available for sale portfolio all have modest duration risk (2.93 years), low credit risk, and minimal loss (approximately 0.65%) when compared to book value. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact that the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available for sale portfolio are temporary. In addition to bonds and mortgage backed securities, the Company, at December 31, 2003, held $5.37 million in equity securities, $3.70 million which were marketable stocks and mutual funds and $1.67 million which were investments in Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stocks which are not marketable.

The amortized cost and estimated fair values of investments available for sale at December 31, 2003 and 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2003		2002	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts maturing:				
One year or less	$ 6,648	$ 6,648	$ 8,501	$ 8,545
After one year through five years	15,687	15,725	14,968	15,037
After five years through ten years	3,000	3,000	1,993	2,036
Mortgage backed securities	51,887	51,842	42,782	43,268
FRB, FHLB and other equity securities	4,952	5,366	1,838	1,789
	$ 82,174	$ 82,581	$ 70,082	$ 70,675

Realized gains on sales of investment securities were $334 thousand and realized losses on sales of investment securities were $23 thousand in 2003, the realized gains on sales of investment securities were $343 thousand and realized losses on sales of investment securities were $6 thousand in 2002 and the realized gains on sales of investment securities were $375 thousand and realized losses on sales of investment securities were $17 thousand in 2001. Proceeds from sales of securities in 2003 were $49.33 million, in 2002 were $20.63 million and in 2001 were $9.41 million.

At December 31, 2003, $39.2 million fair value of securities were pledged as collateral for certain government deposits, FHLB advances and securities sold under agreement to repurchase. The outstanding balance of no single issuer, except for U. S. Government and U. S. Government agency securities, exceeded ten percent of stockholders' equity at December 31, 2003 or 2002.

4 Loans and Allowance for Credit Losses

The Bank makes loans to customers primarily in Montgomery County, Maryland and surrounding communities. A substantial portion of the Bank's loan portfolio consists of loans to businesses secured by real estate and other business assets.

Loans, net of unamortized deferred fees, at December 31, 2003 and 2002 are summarized by type as follows:

(dollars in thousands)

	2003	2002
Commercial	$ 93,112	$ 64,869
Real estate	149,783	114,961
Construction	35,644	23,180
Home equity	34,092	30,631
Other consumer	4,902	3,219
Total loans	317,553	236,860
Less: allowance for credit losses	(3,680)	(2,766)
Loans, net	$ 313,853	$ 234,094

As of December 31, 2003, the Bank serviced $11.43 million of SBA loans for others which are not reflected on the balance sheet.

Activity in the allowance for credit losses for the years ended December 31, 2003, 2002 and 2001 is shown below:

	2003		2002		2001	
Balance at beginning of year	$	2,766	$	2,111	$	1,142
Provision for credit losses		1,175		843		979
Loan charge-offs		(333)		(232)		(23)
Loan recoveries		72		44		13
Balance at end of year	$	3,680	$	2,766	$	2,111

Information regarding impaired loans at December 31, 2003 and 2002 is as follows:

	2003		2002	
Impaired loans with a valuation allowance	$	434	$	965
Impaired loans without a valuation allowance		220		-
Total impaired loans	$	654	$	965
Allowance for credit losses related to impaired loans	$	82	$	121
Allowance for credit losses related to other than impaired loans		3,598		2,645
Total allowance for credit losses	$	3,680	$	2,766
Average impaired loans for the year	$	594	$	202
Interest income on impaired loans recognized on a cash basis	$	-	$	17

5 Premises and Equipment

Premises and equipment include the following at December 31:

(dollars in thousands)

	2003		2002	
Leasehold improvements	$	2,370	$	2,041
Furniture and equipment		4,218		3,227
Property and equipment		6,588		5,268
Less accumulated depreciation and amortization		(2,329)		(1,667)
Total premises and equipment, net	$	4,259	$	3,601

The Company occupies banking and office space in seven locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 5 to 10 years and provide for one or more 5-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $838 thousand in 2003, $769 thousand in 2002, and $546 thousand in 2001. At December 31, 2003, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows:

Years ending December 31:		
2004	$	1,052
2005		1,083
2006		1,133
2007		1,163
2008		991
Thereafter		2,673
Total minimum lease payments	$	8,095

In February 2004, the Company entered into an operating lease with the intention of opening an additional branch location. The lease, which is expected to commence in 2006, is for a term of ten years and calls for initial monthly rental payments of approximately $19 thousand, which are not included in the above schedule.

6 Deposits

The remaining maturity of certificates of deposit of $100,000 or more at December 31, 2003 and 2002 are as follows:

(dollars in thousands)	2003		2002	
Three months or less	$	10,783	$	9,523
More than three months through six months		12,808		31,629
More than six months through twelve months		18,920		5,365
Over twelve months		12,481		472
Total	$	54,992	$	46,989

Interest expense on deposits for the three years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
Interest bearing transaction	$	79	$	95	$	232
Savings and money market		1,161		1,599		1,843
Time, $100,000 or more		953		1,337		2,006
Other time		906		1,301		1,405
Total	$	3,099	$	4,332	$	5,486

7 Borrowings

Information relating to short and long-term borrowings is as follows for the years ended December 31:

	2003		2002	
Short-term	Amount	Rate	Amount	Rate
At Year-End				
Federal funds purchased and securities sold under agreement to repurchase	$ 38,454	0.78%	$ 25,054	0.50%
Federal Home Loan Bank – current portion	4,000	2.79%	4,000	2.79%
Bank line of credit	-	-	4,600	4.00%
Total	$ 42,454		33,654	
Average for the Year:				
Federal funds purchased and securities sold under agreement to repurchase	$ 22,146	0.49%	$ 19,535	1.18%
Federal Home Loan Bank – current portion	4,000	2.79%	1,852	2.79%
Bank line of credit	3,979	3.89%	2,847	4.43%
Maximum Month-end Balance:				
Customer repurchase agreements and federal funds purchased	38,454	0.69%	26,560	1.50%
Federal Home Loan Bank – current portion	4,000	2.79%	4,000	2.79%
Line of credit	9,570	4.00%	4,600	4.50%
Long-term Borrowing				
Correspondent bank term loan at prime minus 0.25% due 2006	$ 255	3.75%	-	
Federal Home Loan Bank 4.28% Advance due 2005	8,000	4.28%	8,000	4.28%
Federal Home Loan Bank 2.79% principal reducing credit due 2004	-	-	4,000	2.79%
Federal Home Loan Bank 2.79% principal reducing credit due 2005	2,333	2.79%	2,333	2.79%
Total long-term borrowing	$ 10,588		$ 14,333	

The Company offers its business customers a repurchase agreement sweep account in which it sells to the customer U. S. Government and U. S. Government agency securities segregated in its investment portfolio for this purpose. By entering into the agreement the customer agrees to have the Bank repurchase the designated securities on the business day following the initial transaction in consideration of the payment of interest at the rate prevailing on the day of the transaction.

The Bank has commitments from correspondent banks under which it can purchase up to $12 million in federal funds and $10 million in reverse repurchase agreements on a short-term basis. The Bank also can draw Federal Home Loan Bank advances up to $82 million against which it had $14.3 million outstanding at December 31, 2003. The Company has a line of credit approved for $10 million secured by stock in the Bank against which it had no borrowings outstanding as of December 31, 2003 and $4.6 million at December 31, 2002.

8 Income Taxes

Federal and state income tax expense consists of the following for the periods ended December 31:

	2003		2002		2001	
Current federal income tax	$	1,297	$	1,434	$	601
Current state income tax		287		318		59
Total current		1,584		1,752		660
Deferred federal income tax expense (benefit)		(260)		(159)		(313)
Deferred state income tax expense (benefit)		(59)		(35)		(78)
Total deferred		(319)		(194)		(391)
Total income tax expense	$	1,903	$	1,558	$	269

The following table is a summary of the tax effect of temporary differences that give rise to significant portions of deferred tax assets for the periods ended December 31:

	2003		2002		2001	
Deferred tax assets:						
Allowance for credit losses	$	1,065	$	731	$	531
Deferred loan fees and costs		137		29		-
Other		-		-		57
Total deferred tax assets		1,202		760		588
Deferred tax liabilities:						
Unrealized gain on securities available for sale		(139)		(218)		(97)
Premises and equipment		(201)		(78)		(88)
Deferred loan fees and costs		-		-		(12)
Total deferred tax liabilities		(340)		(296)		(197)
Net deferred income taxes	$	862	$	464	$	391

During 2001, management determined that the realization of previously unrecorded deferred tax assets was more likely than not. Accordingly, the valuation allowance was removed in 2001.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended December 31 follows:

	2003	2002	2001
Statutory federal income tax rate	34.00%	34.00%	34.00%
State income taxes, net of federal income tax benefit	4.70	3.80	-
Non-taxable income	(1.70)	(0.70)	-
Valuation allowance	-	-	(20.90)
Other	0.20	(0.20)	0.20
Effective tax rates	37.20%	36.90%	13.30%

9 Income Per Common Share

In the following table, basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the year. The diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options.

The calculation of net income per common share for the years ended December 31 was as follows:

	2003	2002	2001
Basic:			
Net income allocable to common stockholders	$ 3,215	$ 2,667	$ 1,754
Average common shares outstanding	3,932	2,895	2,890
Basic net income per share	$ 0.82	$ 0.92	$ 0.61
Diluted:			
Net income allocable to common stockholders	$ 3,215	$ 2,667	$ 1,754
Average common shares outstanding	3,932	2,895	2,890
Adjustment for stock options	234	211	144
Average common shares outstanding-diluted	4,166	3,106	3,034
Diluted net income per share	$ 0.77	$ 0.86	$ 0.58

As of December 31, 2003, there were 1,075 shares, as of December 31, 2002 there were 1,150 shares, and as of December 31, 2001 there were -0- shares excluded from the diluted net income per share computation because the option price exceeded the market price and therefore, their effect would be anti-dilutive.

10 Related Party Transactions

Certain directors and executive officers have had loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following table summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 2003 and 2002.

	2003	2002
Balance at January 1	$ 2,956	$ 2,256
Additions	1,347	1,476
Repayments	(412)	(776)
Balance at December 31	$ 3,891	$ 2,956

11 Stock Option Plan

The stockholders, at their May 14, 1998 meeting, approved the Eagle Bancorp, Inc. 1998 Stock Option Plan (the "Plan"), which was amended at the May 21, 2002 meeting. The Plan provides for the periodic granting of incentive and nonqualifying options to selected key employees and members of the Board on a periodic basis. Options for not more than 579,025 shares of common stock may be granted under the Plan and the term of such options shall not exceed ten years.

Following is a summary of changes in shares under option for the years indicated:

(in thousands of shares)	Year Ended December 31,					
	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	438	$ 6.88	422	$ 6.72	334	$ 5.72
Granted	64	15.72	20	10.95	96	10.13
Exercised	(12)	(9.78)	(3)	(10.08)	(8)	5.71
Cancelled	(4)	(5.71)	(1)	(10.24)	-	-
Outstanding at end of year	486	$ 7.98	438	$ 6.88	422	$ 6.72
Weighted average fair value of options granted during the year		$ 6.19		$ 6.19		$ 4.35
Weighted average remaining contract life		6.6 years				

Range of Exercise Price	Number	Weighted Average Remaining Contract Life (in years)	Weighted Average Exercise Price
$ 5.54 - $ 6.07	325,456	5.6	$ 5.62
$10.05 - $11.50	91,136	7.6	10.31
$12.00 - $15.75	37,840	9.3	13.83
$17.20 – $17.67	31,165	9.9	17.66
	485,597		7.98

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	21.88%	20.00%	10.00%
Risk free interest	4.23%	5.04%	4.84 – 5.68%
Expected lives (in years)	10	10	10

12 Employee Benefit Plans

The Company has a 401(k) Plan covering all employees who have reached the age of 21 and have completed at least one month of service as defined by the Plan. The Company made contributions to the Plan of approximately $98 thousand, $87 thousand and $62 thousand in 2003, 2002 and 2001, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Income.

13 Commitments and Contingencies

Various commitments to extend credit are made in the normal course of banking business. Letters of credit are also issued for the benefit of customers. These commitments are subject to loan underwriting standards and geographic boundaries consistent with the Company's loans outstanding.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Loan commitments outstanding and lines and letters of credit at December 31, 2003 and 2002 are as follows:

	2003		2002	
Loan commitments	$	58,433	$	49,140
Unused lines of credit		95,535		72,349
Letters of credit		2,660		2,233

Because most of the Company's business activity is with customers located in the Washington, DC, metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region.

At December 31, 2003 the Company also had commitments to vendors for leasehold improvement and equipment acquisitions associated with the Bank's new Dupont Circle office. The amount of these commitments at December 31, 2003 was $50 thousand.

In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. At December 31, 2003, the Company was not involved in any litigation.

14 Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank and Company to maintain amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and Bank met all capital adequacy requirements to which they are subject.

The actual capital amounts and ratios for the Company and Bank as of December 31, 2003 and 2002 are presented in the table below:

(In Thousands of Dollars)	Company		Bank		For Capital	To Be Well Capitalized Under Prompt Corrective
As of December 31, 2003	Actual Amount	Ratio	Actual Amount	Ratio	Adequacy Purposes Ratio	Action Provisions* Ratio
Total capital (to risk weighted assets)	$ 56,422	16.4%	$ 37,872	11.3%	8.0%	10.0%
Tier 1 capital (to risk weighted assets)	52,742	15.3%	34,206	10.2%	4.0%	6.0%
Tier 1 capital (to average assets)	52,742	14.0%	34,206	9.5%	3.0%	5.0%
As of December 31, 2002						
Total capital (to risk weighted assets)	22,402	8.7%	26,671	10.4%	8.0%	10.0%
Tier 1 capital (to risk weighted assets)	19,636	7.6%	23,905	9.2%	4.0%	6.0%
Tier 1 capital (to average assets)	19,636	6.7%	23,905	7.0%	3.0%	5.0%

* Applies to Bank only

Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extensions of credit and transfers of assets between the Bank and the Company. At December 31, 2003, the Bank was limited from paying dividends to its parent company by the positive amount of retained earnings it held and the requirement to meet certain capital ratios. In October 2002, and December 2001 the Bank paid dividends of $200 thousand and $150 thousand, respectively, to the Company. The Bank did not pay any dividends in 2003.

15 Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a portion of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial Instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

Cash and federal funds sold: For cash and due from banks, and federal funds sold the carrying amount approximates fair value.

Investment securities: For these instruments, fair values are based on published market or dealer quotes.

Loans net of unearned interest: For variable rate loans that reprice on a scheduled basis, fair values are based on carrying values. The fair value of the remaining loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term.

Noninterest bearing deposits: The fair value of these deposits is the amount payable on demand at the reporting date.

Interest bearing deposits: The fair value of interest bearing transaction, savings, and money market deposits with no defined maturity is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be accepted.

Customer repurchase agreements and other borrowings: The carrying amount for variable rate borrowings approximate the fair values at the reporting date. The fair value of Federal Home Loan Bank advances is estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Off-balance sheet items: Management has reviewed the unfunded portion of commitments to extend credit, as well as standby and other letters of credit, and has determined that the fair value of such instruments is not material.

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002	
(dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Cash and due from banks	$ 25,103	$ 25,103	$ 18,569	$ 18,569
Interest bearing deposits with other banks	4,332	4,332	6,119	6,119
Federal funds sold	-	-	3,012	3,012
Investment securities	82,581	82,581	70,082	70,675
Loans held for sale	3,649	3,649	5,546	5,546
Loans, net	313,853	317,039	234,094	236,741
Liabilities:				
Noninterest bearing deposits	90,468	90,468	64,432	64,432
Interest bearing deposits	245,046	245,174	214,002	214,735
Borrowings	53,042	53,511	47,987	48,526

16 Quarterly Results of Operations (unaudited)

The following table reports the unaudited results of operations for each quarter during 2003, 2002 and 2001:

(dollars in thousands)	2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$ 5,044	$ 4,541	$ 4,353	$ 4,466
Total interest expense	905	906	1,067	1,075
Net interest income	4,139	3,635	3,286	3,391
Provision for credit losses	445	305	201	224
Net interest income after provision for credit losses	3,694	3,330	3,085	3,167
Noninterest income	803	687	573	873
Noninterest expense	3,174	2,804	2,651	2,465
Net income before income tax expenses	1,323	1,213	1,007	1,575
Income tax expense	508	435	368	592
Net income	815	778	639	983
Income per share				
Basic	0.15	0.14	0.22	0.34
Diluted	0.15	0.13	0.20	0.32

	2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$ 4,537	$ 4,405	$ 4,030	$ 3,689
Total interest expense	1,294	1,362	1,258	1,256
Net interest income	3,243	3,043	2,772	2,433
Provision for credit losses	168	182	213	280
Net interest income after provision for credit losses	3,075	2,861	2,559	2,153
Noninterest income	744	689	428	299
Noninterest expense	2,363	2,177	2,150	1,893
Net income before income tax expenses	1,456	1,373	837	559
Income tax expense	534	525	309	190
Net income	922	848	528	369
Income per share				
Basic	$ 0.32	$ 0.29	$ 0.18	$ 0.13
Diluted	0.30	0.27	0.17	0.12

	2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$ 3,695	$ 3,644	$ 3,492	$ 3,290
Total interest expense	1,350	1,536	1,603	1,509
Net interest income	2,345	2,108	1,889	1,781
Provision for credit losses	436	288	158	97
Net interest income after provision for credit losses	1,909	1,820	1,731	1,684
Noninterest income	357	209	576	182
Noninterest expense	1,786	1,694	1,581	1,384
Net income before income tax expenses	480	335	726	482
Income tax expense	163	115	(9)	-
Net income	317	220	735	482
Income per share				
Basic	$ 0.11	$ 0.08	$ 0.25	$ 0.17
Diluted	0.10	0.07	0.24	0.17

Note: Earnings per share are calculated on a quarterly basis and may not be additive to the year-to-date amount.

17 Parent Company Financial Information

Condensed financial information for Eagle Bancorp, Inc. (Parent Company only) is as follows:

CONDENSED BALANCE SHEETS
December 31, 2003 and 2002

ASSETS:	2003	2002
Cash	$ 46	$ 47
Cash equivalents	1,525	-
Investment securities available for sale	30,402	225
Investment in subsidiary	34,238	24,329
Loans	1,150	-
Less: allowance for credit losses	14	-
	1,146	-
Other assets	168	33
TOTAL ASSETS	$ 67,525	$ 24,634

	2003	2002
LIABILITIES:		
Accounts payable	$ 13	$ 6
Short-term borrowings	14,363	4,600
Other liabilities	137	-
Total liabilities	14,513	4,606
STOCKHOLDERS' EQUITY:		
Common stock	54	29
Additional paid in capital	46,406	16,541
Retained earnings	6,281	3,066
Accumulated other comprehensive income	271	392
Total stockholders' equity	53,012	20,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 67,525	$ 24,634

CONDENSED STATEMENTS OF INCOME
For the Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
INCOME			
EagleBank dividends	$ -	$ 200	$ 150
Other interest and dividends	384	41	61
Loss on sale of investment securities	-	-	(11)
Total income	384	241	200
EXPENSES:			
Salaries and employee benefits	39	39	27
Interest expense	180	126	32
Legal and professional	39	58	24
Directors' fees	18	14	12
Other	183	134	101
Total expenses	459	371	196
Provision for Credit Losses	14	-	-
(LOSS) INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	(89)	(130)	4
INCOME TAX BENEFIT	(30)	(112)	(5)
(LOSS) INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	(59)	(18)	9
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	3,274	2,685	1,745
NET INCOME	$ 3,215	$ 2,667	$ 1,754

CONDENSED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
NET INCOME	$ 3,215	$ 2,667	$ 1,754
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES:			
Provision for credit losses	14	-	-
Loss on sale of assets	-	-	11
Equity in undistributed (income) loss of subsidiary	(3,274)	(2,685)	(1,745)
Decrease (increase) in other assets	(135)	37	(47)
(Decrease) increase in other liabilities	15	(7)	5
Net cash provided (used) by operating activities	(165)	12	(22)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net decrease (increase) in loans	(1,150)	-	535
Purchase of available for sale investment securities	(229,374)	-	(69)
Proceeds from maturity of available for sale investment securities	199,580	769	58
Investment in subsidiary	(7,020)	(3,700)	(1,700)
Net cash used in investing activities	(37,964)	(2,931)	(1,176)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock	29,890	26	44
Short term borrowings	9,763	2,925	1,135
Net cash provided by financing activities	39,653	2,951	1,179
NET INCREASE (DECREASE) IN CASH	1,524	32	(19)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	47	15	34
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,571	$ 47	$ 15

Business

Eagle Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Maryland on October 28, 1997, to serve as the bank holding company for a newly formed Maryland chartered commercial bank. The Company was formed by a group of local businessmen and professionals with significant prior experience in community banking in the Company's market area, together with an experienced community bank senior management team. EagleBank, a Maryland chartered commercial bank which is a member of the Federal Reserve System, the Company's sole subsidiary, was chartered as a bank and commenced banking operations on July 20, 1998. The Bank operates from six southern Montgomery County offices located in Gaithersburg, Rockville, Bethesda and Silver Spring, Maryland. A sixth location is located in the District of Columbia, at 20th and K Streets, NW. One Montgomery County office, the Sligo Office located at 850 Sligo Avenue, Silver Spring, MD will be closed in June 2004 at the termination of the current lease, as the office had failed to reach initial growth and profit expectations and an analysis of the office's potential, in its existing location, did not provide indications that the office would improve its performance in the foreseeable future. Silver Spring will continue to be served by the original Silver Spring Office, which is located only a few blocks from the Sligo Office, and for this reason, the loss of business, in particular deposits, is expected to be minimal. The Bank has entered into a lease and begun improvements for an office in the Dupont Circle area of the District of Columbia and expects to open this office in April of 2004. In February 2004, the Company executed a lease for a new office to be opened in 2006 in Friendship Heights, Montgomery County, Maryland on the District of Columbia line

The Bank operates as a community bank alternative to the superregional financial institutions which dominate its primary market area. The cornerstone of the Bank's philosophy is to provide superior, personalized service to its customers. The Bank focuses on relationship banking, providing each customer with a number of services, familiarizing itself with, and addressing itself to, customer needs in a proactive, personalized fashion.

Description of Services. The Bank offers full commercial banking services to its business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. The Bank emphasizes providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near the Bank's primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community the Bank serves.

The Bank has developed a loan portfolio consisting primarily of business loans with variable rates and/or short maturities where the cash flow of the borrower is the principal source of debt service with a secondary emphasis on collateral. Real estate loans are made generally for commercial purposes and are structured using fixed rates which adjust in three to five years, with maturities of five to ten years. Consumer loans are made on the traditional installment basis for a variety of purposes. The Bank has developed significant expertise and commitment as an SBA lender, has been designated a Preferred Lender by the SBA, and is one of the largest SBA lenders, in dollar volume, in the Washington metropolitan area.

All new business customers are screened to determine, in advance, their credit qualifications and history. This practice permits the Bank to respond quickly to credit requests as they arise.

In general, the Bank offers the following credit services:

1) Commercial loans for business purposes including working capital, equipment purchases, real estate, lines of credit, and government contract financing. Asset based lending and accounts receivable financing are available on a selective basis.
2) Real estate loans, including construction loan financing, for business and investment purposes.
3) Lease financing for business equipment.
4) Traditional general purpose consumer installment loans including automobile and personal loans. In addition, the Bank offers personal lines of credit.
5) Credit card services are offered through an outside vendor.

The direct lending activities in which the Bank engages each carries the risk that the borrowers will be unable to perform on their obligations. As such, interest rate policies of the Federal Reserve Board and general economic conditions, nationally and in the Bank's primary market area have a significant impact on the Bank's and the Company's results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations to the Bank in full, in a timely manner, resulting in decreased earnings or losses to the Bank. To the extent the Bank makes fixed rate loans, general increases in interest rates will tend to reduce the Bank's spread as the interest rates the Bank must pay for deposits increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

The Bank constantly strives to mitigate risks in the event of unforeseen threats to the loan portfolio as a results of economic downturn or other negative influences. Our plans for mitigating inherent risks in managing loan assets including; carefully enforcing loan policies and procedures, evaluating each borrower's business plan during the underwriting process, identifying and monitoring primary and alternative sources for repayment, and obtaining collateral to minimize losses in the event of liquidation. Specific loan reserves will be used to increase overall reserves based upon increased credit and/or collateral risks on an individual loan bases. A risk rating system is used to proactively determine loss exposure and provide a measuring system for setting general and specific reserves allocations.

The Bank attempts to further mitigate commercial term loan losses by using loan guarantee programs offered by the United States Small Business Administration (SBA). The Bank has been approved for the SBA's preferred lender program (PLP). SBA loans made using PLP by the Bank are not subject to SBA preapproval. However, the Bank is very selective of these types of loans because of the greater responsibility of acting as agents for the SBA.

The composition of the Bank's loan portfolio is heavily commercial real estate, both owner occupied and investment real estate. At December 31, 2003, commercial real estate secured loans represented 47.3% of the loan portfolio. These loans are carefully underwritten to mitigate lending risks typical of this type of loan such as drops in real estate values, changes in cash flow and general economic conditions. The Bank requires a loan to values of 80% and cash flow debt service of 1.2x to 1.0. In making commercial mortgage loans, the Bank generally requires that interest rates adjust not less frequently than five years and generally seeks more frequent adjustments. To date, the Bank's experience with this type of credit has been excellent and it has experienced no commercial mortgage loan losses or accounts that have been as much as ninety days past due.

The Bank is also an active general commercial loan lender providing loans for a large variety of typical commercial loan purposes, including equipment and account receivable financing. This category represents approximately 29.3% of the loan portfolio and is generally characterized by variably priced loans tied to an index such as prime or U. S. Treasury borrowing rates. Subject to limitations in a particular loan agreement, interest rates on variable rate loans change at the same time and at the some rate as the designated index changes. As do all loans in the portfolio, commercial loans must meet high underwriting standards with proper collateral, which may include real estate, and cash flow needed to service the debt. Personal guarantees of promoters and/or principals are required, although, may be limited. A growing segment of the commercial loan portfolio is SBA loans.

In making SBA loans, the Company assumes the risk of nonpayment on the uninsured portion of the credit, which comprises 20-25% of the aggregate loan amount. The Company generally sells the insured portion of the loan, generating noninterest income from the gains on sale, and servicing income from continuing to service the loans. SBA loans are subject to the same high underwriting standards, including cash flow analyses and collateral requirements, as non guaranteed loans. Recent issues related to the funding of the Small Business Administration, and the Section 7A lending program in particular, has resulted in periodic reductions in the maximum size of loans which may receive SBA guarantees. While the Company believes that the current issues will not have a long term effect on the availability of the program, there can be no assurance that the Company will be able to continue to originate SBA loans, be able to continue to increase the volume of SBA loans, or to maintain or increase the level of noninterest income relating to SBA loans.

The balance of the loan portfolio is made up of home equity loans and other consumer loans and construction loans. These loans, while making up a smaller portion of the loan portfolio, demand the same emphasis on underwriting and credit decision processes as the other types of loans advanced by the Bank.

The Bank at December 31, 2003, had a legal lending limit of $5.7 million and had customers who had been approved for aggregate loans of this amount. Because of the legal lending limitation, the Bank has regularly participated out portions of credits to other area banks, an accepted practice in the industry. The Bank has also participated loans to the Company. These have generally been in nominal amounts and for relatively short terms, either until the Bank could accommodate the participation under its legal limit or the loan could be participated to another lender. The ability of the Company to assist the Bank with these credits has expanded the flexibility and service the Bank can offer its customers. From time to time the Company may make loans for its portfolio. Such loans, which may be made to accommodate borrowers at the Bank level, may have higher risk characteristics than loans made by the Bank, such as lower priority security interests. The Company will generally make such loans only to borrowers in industries where the Company's directors or lending officers have significant expertise, such as real estate development lending. The Company seeks interest rates and compensation commensurate with the risks involved in the particular loan.

The Bank originates residential mortgage loans, on a pre-sold basis, for sale to secondary market purchasers, on a servicing released basis. This produces benefits primarily in the form of gains on the sale of the loans at a premium. Activity in the residential mortgage loan market is highly sensitive to changes in interest rates. The loans are sold on a limited recourse basis. Most contracts with investors contain recourse periods that may vary from 90 days up to one year. In general, the Company may be required to repurchase a previously sold mortgage loan or indemnify the investor if there is major non-compliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been re-sold as part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. The potential default period is approximately twelve months after sale of the loan to the investor. Mortgages subject to recourse are collateralized by single-family residential properties, have loan-to-value ratios of 80% or less, or have private mortgage insurance.

Deposit services include business and personal checking accounts, NOW accounts, and a tiered savings/Money Market Account basing the payment of interest on balances on deposit. Certificates of Deposits are offered using a tiered rate structure and various maturities. The acceptance of brokered deposits is not a part of the current strategy, however, regulators require one deposit relationship to be classified as a brokered deposit which management considers a core deposit relationship with a well known party. A complete IRA program is available. In cooperation with Goldman Sachs Asset Management, the bank has introduced Eagle Asset Management Account, a sophisticated cash management checking account that works like an investment account.

Other services for business accounts include cash management services such as PC banking, sweep accounts, lock box, and account reconciliation, credit card depository, safety deposit boxes and Automated Clearing House origination. After hours depositories and ATM service are also available.

Investment Portfolio Management, The ALCO Committee of the Bank, which consists of directors and two senior officers, operates within investment and funds management policies established by it and approved by the Board of Directors. The Committee is the prime steering force setting parameters for management while providing flexibility to meet changing circumstances between its monthly meetings. Management, on a daily basis, administers the investment portfolio and other non-lending, earning assets and prepares reports and recommendations for the Committee. A typical Committee meeting includes discussion of current economic conditions, interest rate expectations, report reviews and consideration of recommendations for modification in strategies and specific investment issues.

The investment policy limits the Company to investments of the highest quality, US Treasury securities, US Government agency securities and high grade municipal securities. High risk investments, derivatives and non traditional investments are prohibited. Investment maturities are limited to seven years, except as specifically approved by ALCO, and mortgage backed pass through securities with average lives of generally seven years or less. The funds management policy establishes limits on overnight funds purchases and sales, percentage of holdings of various securities, investments in bank deposits and other asset and liability instruments.

During 2002, the Committee expanded eligible investments to include bank certificates of deposits of $100 thousand or less, except CDs issued by significant regional banks which can be purchased in amounts up to $500 thousand. The addition of this investment vehicle provided additional yield and flexibility to the portfolio.

During the past two years, the investment strategy has been to stay short expecting that interest rates would rise and to improve yields by using mortgage backed pass through securities of short, generally fifteen year final maturities, or shorter, where repricing opportunities are provided by monthly cash flow.

When rates do begin to rise the committee will invest with the rise in rates improving income opportunities from maturities and cash flow of the portfolio. When the expectation is for rates to peak, following the next increase in rates, the Committee will explore the advisability of extending maturities to accumulate a volume of higher earning investments.

Source of Business. Management believes that the market segments which the Bank targets, small to medium sized businesses and the consumer base of the Bank's market area, demand the convenience and personal service that a smaller, independent financial institution such as the Bank can offer. It is these themes of convenience and personal service that form the basis for the Bank's business development strategies. The Bank provides services from its strategically located main office in Bethesda, Maryland, and branches in Gaithersburg, Rockville and Silver Spring. The Bank opened a branch in NW, Washington, DC in 2001, and is opening a second branch during 2004, to complement the needs of the Bank's existing and potential customers, and provide prospects for additional growth and expansion. Subject to obtaining necessary regulatory approvals, capital adequacy, the identification of appropriate sites, then current business demand and other factors, the Company plans for the Bank to establish additional branch offices over the next two years, including one in Friendship Heights, on the Maryland /DC border, expected to open in 2006. There can be no assurance that the Bank will establish any additional branches or that they will be profitable.

The Bank has capitalized upon the extensive business and personal contacts and relationships of its Directors and Executive Officers to establish the Bank's initial customer base. To introduce new customers to the Bank, reliance is placed on aggressive officer-originated calling programs and director, customer and shareholder referrals.

The risk of nonpayment (or deferred payment) of loans is inherent in commercial banking. The Bank's marketing focus on small to medium-sized businesses may result in the assumption by the Bank of certain lending risks that are different from those attendant to loans to larger companies. Management of the Bank carefully evaluates all loan applications and attempts to minimize its credit risk exposure by use of thorough loan application, approval and monitoring procedures; however, there can be no assurance that such procedures can significantly reduce such lending risks.

In addition to holding all of the capital stock of the Bank, the Company holds investments in securities and loan participation purchased from the Bank or other financial institutions.

Employees

At February 29, 2004 the Bank employed 104 persons on a full time basis, five of which are executive officers of the Bank. Except for the President of the Company, the Company (as distinguished from the Bank) does not have any employees or officers who are not employees or officers of the Bank. None of the Bank's employees are represented by any collective bargaining group, and the Bank believes that its employee relations are good. The Bank provides a benefit program which includes health and dental insurance, a 401k plan, life and long term disability insurance for substantially all full time employees, and an incentive stock option plan for key employees of the Company and Bank. The Company has proposed for shareholder approval an employee stock purchase plan for substantially all employees.

Market Area and Competition

Location and Market Area. The Bank's main office and the headquarters of the Company and the Bank is located at 7815 Woodmont Avenue, Bethesda, Maryland 20814. The Bank has five branches, located at 110 North Washington Street, Rockville, 8677 Georgia Avenue, 850 Sligo Avenue, Silver Spring, 11921 Rockville Pike,

Rockville, Maryland, Shady Grove and Blackwood Roads, Gaithersburg, Maryland, and 20th and K Streets, NW, Washington, DC. The Sligo office will close in June 2004, and a new office south of Dupont Circle in the District of Columbia will open in the second quarter of 2004.

The primary service area of the Bank is Montgomery County, Maryland, with a secondary market area in the Washington D.C. RMA, particularly Washington D.C., Prince George's County in Maryland, and Arlington and Fairfax Counties in Virginia. The Washington, D.C. area attracts a substantial federal workforce as well as supporting a variety of support industries such as attorneys, lobbyists, government contractors, real estate developers and investors, non-profit organizations, tourism and consultants.

Montgomery County, with a total population of about 881,000, represents the second largest suburban employment center in the Washington, D.C. area, with approximately 444,634 jobs in 2001, and an unemployment rate below the national average. While government employment provides a significant number of jobs, approximately 82% of the jobs in the county involve private employers. In 2001, there are 80,500 private sector high technology jobs in Montgomery county, which is 22% of all private sector jobs in the county. Almost half of the county's employment is located in the Bethesda, Rockville, North Bethesda area in which the Bank has three branch locations. Much of the job growth and development is located in that area and in the nearby I-270 technology corridor.

Montgomery County is home to nineteen major federal and private sector research and development and regulatory agencies, including the National Institute of Standards and Technology, the National Institutes of Health, National Oceanic and Atmospheric Administration, Naval Research and Development Center, Naval Surface Warfare Center, Nuclear Regulatory Commission and the Food and Drug Administration.

Montgomery County leads the State of Maryland and the nation's ten largest metropolitan areas in high technology employment. Over fifty percent of Maryland's biotechnology firms are located in the county.

Household income for Montgomery County in 2000 was established at $125,090 compared to a national average for similar counties of $67,090. Per capita income of $46,450 similarly exceeded the national average of $22,851.

Competition. Deregulation of financial institutions and holding company acquisitions of banks across state lines has resulted in widespread, fundamental changes in the financial services industry. This transformation, although occurring nationwide, is particularly intense in the greater Washington, D.C. metropolitan area because of the changes in the area's economic base in recent years and changing state laws authorizing interstate mergers and acquisitions of banks, and the interstate establishment or acquisition of branches.

In Montgomery County, Maryland, competition is exceptionally keen from large banking institutions headquartered outside of Maryland. In addition, the Bank competes with other community banks, savings and loan associations, credit unions, mortgage companies, finance companies and others providing financial services. Among the advantages that many of these institutions have over the Bank are their abilities to finance extensive advertising campaigns, maintain extensive branch networks and technology investments, and to directly offer certain services, such as international banking and trust services, which are not offered directly by the Bank. Further, the greater capitalization of the larger institutions allows for substantially higher lending limits than the Bank. Certain of these competitors have other advantages, such as tax exemption in the case of credit unions, and lesser regulation in the case of mortgage companies and finance companies.

Regulation

The following summaries of statutes and regulations affecting bank holding companies do not purport to be complete discussions of all aspects of such statutes and regulations and are qualified in their entirety by reference to the full text thereof.

The Company. The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, (the "Act") and is subject to supervision by the Federal Reserve Board. As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

The Act requires approval of the Federal Reserve Board for, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Act also generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law, but if the bank is at least 5 years old, the Federal Reserve Board may approve the acquisition.

With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve Board has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve Board is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced *de novo* and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to the Company or any other subsidiary of the Company; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

Effective on March 11, 2000, the Gramm Leach-Bliley Act of 1999 (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which allows such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve Board to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. The GLB Act allows a wider array of companies to own banks, which could result in companies with resources substantially in excess of the Company's entering into competition with the Company and the Bank.

The Bank. The Bank, as a Maryland chartered commercial bank which is a member of the Federal Reserve System (a "state member bank") and whose accounts will be insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum legal limits of the FDIC, is subject to regulation, supervision and regular examination by the Maryland Department of Financial Institutions and the Federal Reserve Board. The regulations of these various agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices.

The laws and regulations governing the Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation which greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities. As a result of federal and state legislation, banks in the Washington D.C./Maryland/Virginia area can, subject to limited restrictions, acquire or merge with a bank in another of the jurisdictions, and can branch *de novo* in any of the jurisdictions. Additionally, legislation has been proposed which may result in non-banking companies being authorized to own banks, which could result in companies with resources substantially in excess of the Company's entering into competition with the Company and the Bank.

Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of the bank's earnings. Thus, the earnings and growth of the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on the Bank cannot be predicted.

Branching and Interstate Banking. The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching *de novo* by national and state banks in states which specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish *de novo* branches.

The GLB Act made substantial changes in the historic restrictions on non-bank activities of bank holding companies, and allows affiliations between types of companies that were previously prohibited. The GLB Act also allows banks to engage in a wider array of non banking activities through "financial subsidiaries."

Capital Adequacy Guidelines. The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital.

Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with FAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject the bank to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank shall be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital which has been raised and is imminently available for infusion into the Bank except for certain technical requirements which may delay the infusion for a period of time beyond the 90 day time period.

Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Deposit Insurance Premiums. The FDIA establishes a risk based deposit insurance assessment system. Under applicable regulations, deposit premium assessments are determined based upon a matrix formed utilizing capital categories - well capitalized, adequately capitalized and undercapitalized - defined in the same manner as those categories are defined for purposes of Section 38 of the FDIA. Each of these groups is then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from 0.04% of insured deposits for well capitalized institutions having the lowest level of supervisory concern, to 0.31% of insured deposits for undercapitalized institutions having the highest level of supervisory concern. In general, while the Bank Insurance Fund of the FDIC ("BIF") maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. When the BIF reserve ratio falls below that level, all insured banks would be required to pay premiums. The payment of deposit insurance premiums will have an adverse effect on earnings.

Properties

The main office of the Bank and the executive offices of the Bank and the Company are located at 7815 Woodmont Avenue, Bethesda, Maryland, in a 12,000 square foot, two story masonry structure (plus basement), with parking. The Company leases the building under a five year lease which commenced in April 1998, at an initial annual rent $142,500, subject to annual increase based on the CPI, not to exceed 4% per year. The Company has three five year renewal options, and an option to purchase the building at a price to be negotiated. The Silver Spring branch of the Bank is located at 8677 Georgia Avenue, Silver Spring, Maryland and consists of 2,794 square feet. The property is occupied under a five year lease, commenced April 1998, at an initial annual rent of $55,878, subject to annual increase based on the CPI, plus additional rent relating to common area fees and taxes. The Company has one five year renewal option. The Rockville branch is located at 110 North Washington Street, Rockville, Maryland, and consists of 2,000 square feet. The property is occupied under a five year lease commenced April 1998, at an initial annual rent of $35,000, subject to annual increase based upon the CPI, with a minimum 3% annual increase, plus additional rent relating to common area fees and taxes. The Company has one five-year renewal option. The Sligo branch of the Bank is located at 850 Sligo Ave, Silver Spring, Maryland and consists of 2,400 square feet. The property is occupied under a five year lease, commenced August 1999, at an initial annual rent of $38,400, subject to annual increase based on the CPI, plus additional rent relating to insurance and taxes. The Company has two five-year renewal options. The K Street branch of the Bank is located at 2001 K Street NW, Washington, DC and consists of 4,154 square feet. The property is occupied under a ten year lease, commenced February 2001, at an initial annual rent of $186,930, with a 3% annual increase, plus additional rent relating to common area fees and taxes. The Company has two five-year renewal options. The Shady Grove/Gaithersburg branch is located at 9600 Blackwood Road, Rockville, Maryland, and consists of 2,326 square feet. The property is occupied under a ten year lease, commenced February 2002, at an initial annual rent of $70,361, with 3% annual increases, plus additional rent relating to common area fees and taxes. The Company has one five-year renewal option. The Rockville Pike branch is located at 11921 Rockville Pike, Rockville, Maryland and consists of 2,183 square feet. The property is occupied under a 5 year lease, commenced December 2003, at an initial annual rent of $64,399, with a 3% annual increase. The Company has one five-year renewal option. The Dupont Circle branch will be located at 1228 Connecticut Avenue, N.W., Washington, DC 20036 and consists of 1,738 square feet. The property will be occupied under a 10 year lease, expected to commence in April 2004, at an initial annual rent of $81,686, with a 3% annual increase.

In January 2002, the Company occupied a new operations center in Bethesda, consisting of 2,698 square feet, under a 10 year lease, commencing January 2002, with one five year renewal option, at an initial base rent of $67,450 per year with a 3% annual increase, plus additional rent relating to common area fees and taxes. In June 2003, the Company occupied an additional facility in Bethesda, consisting of 2,820 square feet under a 10 year lease, with one five-year renewal option, at an initial base rent of $59,784 per year, with a 3% annual increase.

In April 2004, the Company will occupy a new operations center at 11961 Tech Road, Silver Spring, Maryland, consisting of 9,172 square feet. The property will be occupied under a 7 year lease, at an initial annual rent of $99,789, with a 3% annual increase. The Company has two five-year renewal options.

In February 2004, the Company entered into a lease for a facility at 11 Wisconsin Circle, Chevy Chase, Maryland, with the intention of opening an additional branch location in 2006. The facility consists of 4,276 square feet and will be occupied under a 10 year lease, at an initial annual rent of $239,884, with a 3% annual increase. The Company has two five-year renewal options.

Controls and Procedures.

The Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated, as of the last day of he period covered by this report, the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate. There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15 under the Securities Act of 1934) during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Exhibits, Financial Statement Schedules and Reports on Form 8-K.

The following financial statements are included in this report

Consolidated Balance Sheets at December 31, 2003 and 2002
Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements
Report of Independent Auditors

All financial statement schedules have been omitted as the required information is either inapplicable or included in the consolidated financial statements or related notes.

Exhibit No.	Description of Exhibit
3(a)	Certificate of Incorporation of the Company, as amended (1)
3(b)	Bylaws of the Company (2)
10.1	1998 Stock Option Plan (3)
10.2	Employment Agreement between Michael Flynn and the Company, filed herewith
10.3	Employment Agreement between Thomas D. Murphy and the Bank, filed herewith
10.4	Employment Agreement between Ronald D. Paul and the Company, filed herewith
10.5	Director Fee Agreement between Leonard L. Abel and the Company, filed herewith
10.6	Employment Agreement between Susan G. Riel and the Bank, filed herewith
10.7	Employment Agreement between Martha F. Tonat and the Bank, filed herewith
10.8	Employment Agreement between Wilmer L. Tinley and the Bank, filed herewith
11	Statement Regarding Computation of Per Share Income Please refer to Note 9 to the consolidated financial statements for the year ended December 31, 2003.
21	Subsidiaries of the Registrant
23	Consent of Stegman and Company
31.1	Certification of Ronald D. Paul
31.2	Certification of Wilmer L. Tinley
32.1	Certification of Ronald D. Paul
32.2	Certification of Wilmer L. Tinley

(1) Incorporated by reference to the exhibit of the same number to the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2002.

(2) Incorporated by reference to Exhibit 3(b) to the Company's Registration Statement on Form SB-2, dated December 12, 1997.

(3) Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.

On October 17, 2003, a Current Report on Form 8-K was filed, under items 7, 9 and 12, reporting earnings for the quarter ended September 30, 2003.

On October 27, 2003, a Current Report on Form 8-K was filed, under items 5 and 9, reporting the resignation of the President of the Bank.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE BANCORP, INC.

March 29, 2004

By: /s/ Ronald D. Paul
Ronald D. Paul, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Leonard L. Abel Leonard L. Abel	Chairman of the Board of Directors	March 29, 2004
/s/ Leslie M. Alperstein Leslie M. Alperstein	Director	March 29, 2004
/s/ Dudley C. Dworken Dudley C. Dworken	Director	March 29, 2004
/s/ Michael T. Flynn Michael T. Flynn	Executive Vice President and Director of the Company, President of the Bank	March 29, 2004
/s/ Eugene F. Ford, Sr. Eugene F. Ford, Sr.	Director	March 29, 2004
/s/ Philip N. Margolius Philip N. Margolius	Director	March 29, 2004
/s/ Ronald D. Paul Ronald D. Paul	President and Director Principal Executive Officer	March 29, 2004
/s/ Wilmer L. Tinley Wilmer L. Tinley	Executive Vice President of the Bank, Chief Financial Officer of the Company Principal Financial and Accounting Officer	March 29, 2004

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